ARLS

04021786

ROTO-ROOTER®

Roto-Rooter, Inc.
2003 ANNUAL REPORT

Corporate Officers and Directors

Corporate Officers

Edward L. Hutton
Chairman

Kevin J. McNamara
President & Chief Executive Officer

Timothy S. O'Toole
Executive Vice President

Spencer S. Lee
Executive Vice President

Arthur V. Tucker, Jr.
Vice President & Controller

Naomi C. Dallob
Vice President & Secretary

David P. Williams
Vice President & Chief Financial Officer

Thomas C. Hutton
Vice President

John M. Mount
Vice President

Thomas J. Reilly
Vice President

Directors

Edward L. Hutton
Chairman, Roto-Rooter, Inc.

Kevin J. McNamara
President & Chief Executive Officer,
Roto-Rooter, Inc.

Charles H. Erhart, Jr.[1, 2*, 3]
Former President, W.R. Grace & Co. (retired)

Joel F. Gemunder
President & Chief Executive Officer, Omnicare, Inc.

Patrick P. Grace[1, 3]
President, MLP Capital, Inc. (real estate and mining)

Thomas C. Hutton
Vice President, Roto-Rooter, Inc.

Sandra E. Laney
Chairman & Chief Executive Officer,
Cadre Computer Resources Co.

Timothy S. O'Toole
Executive Vice President, Roto-Rooter, Inc.;
President & Chief Executive Officer,
VITAS Healthcare Corporation

Donald E. Saunders[1*]
Markley Visiting Professor,
Farmer School of Business Administration,
Miami University (Ohio)

George J. Walsh III[2, 3*]
Partner, Thompson Hine, LLP
(law firm, New York, New York)

Frank E. Wood[2]
President and Chief Executive Officer,
Secret Communications, LLC (radio stations);
Principal, The Darwin Group (venture capital); and
Chairman, 8e6 Technologies Corporation
(software development)

1) Audit Committee
2) Compensation/Incentive Committee
3) Nominating Committee
* Committee Chairman

Financial Review

Contents

PRICEWATERHOUSECOOPERS

Report of Independent Auditors

To the Stockholders and Board of Directors of Roto-Rooter, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows, changes in stockholders' equity and comprehensive loss present fairly, in all material respects, the financial position of Roto-Rooter, Inc. ("Company") and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 4, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

PricewaterhouseCoopers LLP

Cincinnati, Ohio
March 5, 2004

Consolidated Statement of Operations

Roto-Rooter, Inc. and Subsidiary Companies

(in thousands, except per share data) For the Years Ended December 31,	2003	2002	2001
Continuing Operations			
Service revenues and sales	$308,871	$314,176	$337,908
Cost of services provided and goods sold (excluding depreciation)	182,810	186,285	205,616
General and administrative expenses	60,309	51,096	56,546
Selling and marketing expenses	45,590	45,544	48,178
Depreciation	12,054	13,587	14,395
Impairment, restructuring and similar expenses (Notes 4 and 5)	15,828	20,342	24,734
Total costs and expenses	316,591	316,854	349,469
Loss from operations	(7,720)	(2,678)	(11,561)
Interest expense	(2,140)	(2,928)	(5,423)
Distributions on preferred securities (Note 20)	(1,071)	(1,079)	(1,113)
Loss on extinguishment of debt (Note 12)	—	—	(2,617)
Other income — net (Note 8)	11,259	4,282	4,987
Income/(loss) before income taxes	328	(2,403)	(15,727)
Income taxes (Note 9)	(4,749)	(6,451)	4,989
Equity in earnings of affiliate (Note 3)	922	—	—
Loss from continuing operations	(3,499)	(8,854)	(10,738)
Discontinued Operations (Note 6)	64	6,309	(1,447)
Net Loss	$ (3,435)	$ (2,545)	$ (12,185)
Loss Per Share			
Loss from continuing operations	$ (.35)	$ (.90)	$ (1.11)
Net loss	$ (.35)	$ (.26)	$ (1.25)
Diluted Loss Per Share (Note 17)			
Loss from continuing operations	$ (.35)	$ (.90)	$ (1.11)
Net loss	$ (.35)	$ (.26)	$ (1.25)
Net Loss Excluding Goodwill Amortization			
Net loss	$ (3,435)	$ (2,545)	$ (7,564)
Loss per share	$ (.35)	$ (.26)	$ (.78)
Diluted loss per share (Note 17)	$ (.35)	$ (.26)	$ (.78)
Average Number of Shares Outstanding			
Loss per share	9,924	9,858	9,714
Diluted loss per share (Note 17)	9,924	9,858	9,714

The Notes to Financial Statements are integral parts of this statement.

Consolidated Balance Sheet

Roto-Rooter, Inc. and Subsidiary Companies

(in thousands, except shares and par value)

December 31,	2003	2002
Assets		
Current assets		
Cash and cash equivalents (Note 10)	$ 50,587	$ 37,731
Accounts receivable less allowances of $2,919 (2002 — $3,309)	13,592	14,643
Inventories	8,256	9,493
Statutory deposits	9,358	12,323
Current deferred income taxes (Note 9)	10,056	9,894
Prepaid expenses and other current assets	10,236	9,931
Total current assets	102,085	94,015
Investments of deferred compensation plans held in trust (Note 14)	17,743	15,176
Other investments (Notes 3 and 16)	25,081	37,326
Note receivable (Note 6)	12,500	12,500
Properties and equipment, at cost, less accumulated depreciation (Note 11)	41,004	48,361
Identifiable intangible assets less accumulated amortization of $1,704 (2002 — $7,167) (Note 4)	592	2,889
Goodwill less accumulated amortization (Note 4)	105,335	110,843
Other assets	24,729	17,034
Total Assets	$329,069	$338,144
Liabilities		
Current liabilities		
Accounts payable	$ 7,120	$ 5,686
Current portion of long-term debt (Note 12)	448	409
Income taxes (Note 9)	26	369
Deferred contract revenue	14,362	17,321
Accrued insurance	16,013	17,448
Other current liabilities (Note 13)	21,123	23,513
Total current liabilities	59,092	64,746
Long-term debt (Note 12)	25,931	25,603
Mandatorily Redeemable Convertible Preferred Securities of the Chemed Capital Trust (Note 20)	14,126	—
Deferred compensation liabilities (Note 14)	17,733	15,196
Other liabilities (Note 13)	19,494	19,991
Commitments and Contingencies (Notes 13, 15, 19, 22 and 23)		
Total Liabilities	136,376	125,536
Mandatorily Redeemable Convertible Preferred Securities of the Chemed Capital Trust (Note 20)	—	14,186
Stockholders' Equity		
Capital stock — authorized 15,000,000 shares $1 par; issued 13,452,907 shares (2002 — 13,448,475 shares)	13,453	13,448
Paid-in capital	170,501	168,299
Retained earnings	119,746	127,938
Treasury stock — 3,508,663 shares (2002 — 3,630,689 shares), at cost	(109,427)	(111,582)
Unearned compensation (Note 14)	(2,954)	(4,694)
Deferred compensation payable in Company stock (Note 14)	2,308	2,280
Notes receivable for shares sold (Note 18)	(934)	(952)
Accumulated other comprehensive income	—	3,685
Total Stockholders' Equity	192,693	198,422
Total Liabilities and Stockholders' Equity	$329,069	$338,144

The Notes to Financial Statements are integral parts of this statement.

Consolidated Statement of Changes in Stockholders' Equity

Roto-Rooter, Inc. and Subsidiary Companies

(in thousands, except per share data)

	Capital Stock	Paid-in Capital
Balance at December 31, 2000	$13,318	$162,618
Net loss	—	—
Dividends paid ($.44 per share)	—	—
Stock awards and exercise of stock options (Note 18)	119	5,055
Decrease in unearned compensation (Note 14)	—	—
Transfer of deferred compensation payable to other liabilities	—	14
Other comprehensive income	—	—
Purchases of treasury stock	—	—
Payments on notes receivable (Note 18)	—	—
Other	1	(145)
Balance at December 31, 2001	13,438	167,542
Net loss	—	—
Dividends paid ($.45 per share)	—	—
Decrease in unearned compensation (Note 14)	—	—
Stock awards and exercise of stock options (Note 18)	23	974
Other comprehensive loss	—	—
Payments on notes receivable (Note 18)	—	—
Purchases of treasury stock	—	—
Distribution of assets to settle deferred compensation liabilities	—	—
Other	(13)	(217)
Balance at December 31, 2002	13,448	168,299
Net loss	—	—
Dividends paid ($.48 per share)	—	—
Decrease in unearned compensation (Note 14)	—	—
Stock awards and exercise of stock options (Note 18)	3	1,620
Other comprehensive loss	—	—
Payments on notes receivable (Note 18)	—	—
Purchases of treasury stock	—	—
Distribution of assets to settle deferred compensation liabilities	—	—
Other	2	582
Balance at December 31, 2003	$13,453	$170,501

Consolidated Statement of Comprehensive Loss

Roto-Rooter, Inc. and Subsidiary Companies

(in thousands)

For the Years Ended December 31,	2003	2002	2001
Net loss	$(3,435)	$(2,545)	$(12,185)
Other comprehensive income/(loss), net of income tax			
Unrealized holding gains/(losses) on available-for-sale investments arising during the period	(334)	246	1,680
Less: Reclassification adjustment for gains on available-for-sale investments arising during the period	(3,351)	(775)	(703)
Total	(3,685)	(529)	977
Comprehensive loss	$(7,120)	$(3,074)	$(11,208)

The Notes to Financial Statements are integral parts of these statements.

Retained Earnings	Treasury Stock—at Cost	Unearned Compensation	Deferred Compensation Payable in Company Stock	Accumulated Other Comprehensive Income	Notes Receivable for Shares Sold	Total
$151,596	$(105,249)	$(16,683)	$5,500	$3,237	$(2,886)	$211,451
(12,185)	—	—	—	—	—	(12,185)
(4,384)	—	—	—	—	—	(4,384)
—	(3,654)	5,138	—	—	—	6,658
—	—	4,109	—	—	—	4,109
—	(14)	—	(2,293)	—	—	(2,293)
—	—	—	—	977	—	977
—	(219)	—	—	—	—	(219)
—	(1,288)	—	—	—	1,484	196
13	—	—	81	—	(100)	(150)
135,040	(110,424)	(7,436)	3,288	4,214	(1,502)	204,160
(2,545)	—	—	—	—	—	(2,545)
(4,438)	—	—	—	—	—	(4,438)
—	—	2,742	—	—	—	2,742
—	(2,114)	—	—	—	—	(1,117)
—	—	—	—	(529)	—	(529)
—	(338)	—	—	—	576	238
—	(51)	—	—	—	—	(51)
—	1,066	—	(1,066)	—	—	—
(119)	279	—	58	—	(26)	(38)
127,938	(111,582)	(4,694)	2,280	3,685	(952)	198,422
(3,435)	—	—	—	—	—	(3,435)
(4,761)	—	—	—	—	—	(4,761)
—	—	1,740	—	—	—	1,740
—	2,216	—	—	—	—	3,839
—	—	—	—	(3,685)	—	(3,685)
—	(23)	—	—	—	34	11
—	(69)	—	—	—	—	(69)
—	31	—	(31)	—	—	—
4	—	—	59	—	(16)	631
$119,746	$(109,427)	$ (2,954)	$2,308	$ —	$ (934)	$192,693

Consolidated Statement of Cash Flows

Roto-Rooter, Inc. and Subsidiary Companies

(in thousands)

For the Years Ended December 31,	2003	2002	2001
Cash Flows from Operating Activities			
Net loss	$ (3,435)	$ (2,545)	$(12,185)
Adjustments to reconcile net loss to net cash provided by operations			
Depreciation and amortization	12,809	14,356	21,273
Noncash restructuring and impairment charges	15,828	21,542	15,150
Gains on redemption and sales of available-for-sale investments	(5,390)	(1,141)	(993)
Provision for uncollectible accounts receivable	2,019	1,808	2,866
Provision for deferred income taxes	(501)	459	(6,173)
Discontinued operations (Note 6)	(64)	(6,309)	1,447
Changes in operating assets and liabilities, excluding amounts acquired in business combinations			
Increase in accounts receivable	(968)	(2,351)	(411)
Decrease in statutory reserve requirements	2,965	1,008	715
Decrease in inventories	1,237	931	79
Decrease/(increase) in prepaid expenses and other current assets	(746)	(666)	990
Increase/(decrease) in accounts payable, deferred contract revenue and other current liabilities	(5,253)	(6,724)	7,059
Increase/(decrease) in income taxes	2,732	4,096	(5,535)
Decrease/(increase) in other assets	(2,243)	(1,253)	233
Increase/(decrease) in other liabilities	2,937	(621)	(96)
Noncash expense of internally financed ESOPs	1,740	2,742	4,109
Equity in earnings of affiliate	(922)	—	—
Other sources/(uses)	(155)	1,562	(1,405)
Net cash provided by continuing operations	22,590	26,894	27,123
Net cash provided by discontinued operations (Note 6)	—	2,629	7,258
Net cash provided by operating activities	22,590	29,523	34,381
Cash Flows from Investing Activities			
Proceeds from redemption of available-for-sale investments (Notes 3 and 16)	27,270	—	—
Purchase of equity investment in affiliate (Notes 3 and 16)	(17,999)	—	—
Capital expenditures	(11,178)	(11,855)	(14,457)
Deposit to secure merger offer (Note 23)	(10,000)	—	—
Proceeds from sales of available-for-sale investments (Note 16)	4,493	1,917	1,377
Business combinations, net of cash acquired (Note 7)	(3,850)	(1,236)	(1,555)
Proceeds from sales of property and equipment	2,747	2,479	3,676
Net proceeds/(uses) from sale of discontinued operations (Note 6)	1,091	50,676	(6,332)
Investing activities of discontinued operations (Note 6)	—	(469)	(900)
Purchase of Roto-Rooter minority interest	—	(83)	(820)
Other uses	(356)	(413)	(78)
Net cash provided/(used) by investing activities	(7,782)	41,016	(19,089)
Cash Flows from Financing Activities			
Dividends paid	(4,761)	(4,438)	(4,384)
Issuance of capital stock	3,287	1,547	735
Purchases of treasury stock	(637)	(3,214)	(1,226)
Repayment of long-term debt (Note 12)	(409)	(40,378)	(46,377)
Proceeds from issuance of long-term debt (Note 12)	—	5,000	35,000
Other sources/(uses)	568	(50)	(293)
Net cash used by financing activities	(1,952)	(41,533)	(16,545)
Increase/(decrease) in cash and cash equivalents	12,856	29,006	(1,253)
Cash and cash equivalents at beginning of year	37,731	8,725	9,978
Cash and cash equivalents at end of year	$ 50,587	$ 37,731	$ 8,725

The Notes to Financial Statements are integral parts of this statement.

1. Summary of Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Roto-Rooter, Inc., its wholly owned subsidiaries and the accounts of the Chemed Capital Trust ("CCT"). All significant intercompany transactions have been eliminated. Long-term investments in affiliated companies representing ownership interests of 20% to 50% are accounted for using the equity method.

Under current accounting rules, the accounts of the CCT are consolidated and the Mandatorily Redeemable Preferred Securities ("Preferred Securities") of the CCT are classified as a noncurrent liability on the Company's consolidated balance sheet. Distributions on the Preferred Securities are classified on a separate line as a nonoperating expense on the consolidated statement of operations. Under accounting rules that become effective for the quarter ending March 31, 2004, the CCT will be deconsolidated and the Company's Junior Subordinated Debentures due 2030 ("JSD"), all of which are held by the CCT, will be shown as a liability on the Company's balance sheet in the face amount equal to the value of the Preferred Securities outstanding. Interest expense of the JSD will be classified as interest expense on the consolidated statement of operations.

Cash Equivalents

Cash equivalents comprise short-term highly liquid investments that have been purchased within three months of their dates of maturity.

Accounts and Loans Receivable

Trade accounts receivable and loans are recorded at the principal balance outstanding less estimated allowances for uncollectible accounts. Generally, allowances for trade accounts receivable are provided for accounts more than 90 days past due, although collection efforts continue beyond that time. Due to the small number of loans receivable outstanding, allowances for loan losses are determined on a case-by-case basis. Final write-off of overdue accounts or loans receivable is made when all reasonable collection efforts have been made and payment is not forthcoming. Management closely monitors its receivables and periodically reviews procedures for the granting of credit to ensure losses are held to a minimum.

Inventories

Inventories are stated at the lower of cost or market. For determining the value of inventories, the first-in, first-out ("FIFO") method is used.

Statutory Deposits

Statutory deposits are funds held in a segregated account in the Company's name as security for revenue collected for prepaid home service warranty contracts by Service America. A minimum of 10% of the required balance must be deposited directly with the State of Florida. The amount of the deposits is calculated quarterly and equals 25% of total service contract revenue represented by service contracts in force at the end of the quarter. As the amount of the required deposit increases or decreases, cash is transferred to or from unrestricted cash to the segregated statutory deposit accounts on the consolidated balance sheet.

Other Investments

At December 31, 2003, other investments, all of which are classified as available-for-sale, include a 37% equity ownership interest in the common stock of privately held Vitas Healthcare Corporation ("Vitas"), one common stock purchase warrant of Vitas, a common stock purchase warrant in privately held Patient Care, Inc. ("Patient Care"), a former subsidiary of the Company, and the redeemable preferred stock of privately held Medic One, Inc. ("Medic One").

At December 31, 2002, other investments, all of which are classified as available-for-sale, include the redeemable preferred stock of Vitas, three common stock purchase warrants of Vitas, a common stock purchase warrant in Patient Care, the redeemable preferred stock of Medic One and several publicly traded common stocks.

Equity investments that are publicly traded are recorded at their fair value with unrealized gains and losses, net of taxes, included in other comprehensive income on the balance sheet. The Company's equity investment in the common stock of Vitas and other privately held investments are carried at cost, subject to write-down for impairment. The Company's equity investment in Vitas is accounted for using the equity method of accounting.

All investments are reviewed periodically for impairment based on available market and financial data. For its investment in Vitas, the Company reviews Vitas' unaudited monthly operating data and audited annual financial statements on a timely basis. In addition, the Company's treasurer sits on the Vitas Board of Directors. If the market value or net realizable value of the investment is less than the Company's cost and this decline is determined to be other than temporary, a write-down to fair value is made, and a realized loss is recorded in the statement of operations.

In calculating realized gains and losses on the sales of investments, the specific-identification method is used to determine the cost of investments sold.

Depreciation and Properties and Equipment

Depreciation of properties and equipment is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed as incurred. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected currently in income.

The weighted average lives of the Company's gross properties and equipment at December 31, 2003, were:

	Life
Computer equipment	2.3 yrs.
Machinery and equipment	6.3
Furniture and fixtures	8.0
Transportation equipment	5.9
Computer software	7.5
Buildings	23.4

Intangible Assets

Identifiable intangible assets arise from purchase business combinations and are amortized using the straight-line method over the estimated useful lives of the assets. In accordance with Financial Accounting Standards Board ("FASB") Statement No. 142, Goodwill and Other Intangible Assets, amortization of goodwill ceased effective December 31, 2001. Beginning January 1, 2002, goodwill is tested at least annually for impairment. For 2001 and earlier years, goodwill acquired prior to July 1, 2001, was amortized using the straight-line method over the estimated useful life, but not in excess of 40 years. The weighted average lives of the Company's gross identifiable intangible assets at December 31, 2003, were:

	Life
Covenants not to compete	5.0 yrs.
Customer lists	12.7

Long-Lived Assets

The Company periodically makes an estimation and valuation of the future benefits of its long-lived assets (other than goodwill) based on key financial indicators. If the projected undiscounted cash flows of a major business unit indicate that property and equipment or identifiable intangible assets have been impaired, a write-down to fair value is made.

Revenue Recognition

Revenues received under prepaid contractual service agreements are recognized on a straight-line basis over the life of the contract. All other service revenues and sales are recognized when the services are provided or the products are delivered.

Guarantees

In the normal course of business the Company enters into various guarantees and indemnifications in its relationships with customers and others. Examples of these arrangements include guarantees of service and product performance. The Company's experience indicates guarantees and indemnifications do not materially impact the Company's financial condition or results of operations.

Operating Expenses

Cost of services provided and goods sold (excluding depreciation) includes salaries, wages and benefits of service technicians and field personnel, material costs, insurance costs, service vehicle costs and other expenses directly related to providing service revenues or generating sales. General and administrative expenses include salaries, wages and benefits of administrative employees, office rent and operating costs, legal, banking and professional fees and other administrative costs. Selling and marketing expenses include salaries, wages and benefits of selling and marketing employees, advertising expenses, communications and branch telephone expenses and other selling and customer-related expenses.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Costs of yellow pages listings are expensed when the directories are placed in circulation. Other advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2003, was $17,087,000 (2002 — $17,520,000; 2001 — $18,362,000).

Dividend Income

Dividends on redeemable preferred stock investments are cumulative and are recorded during the quarter they are earned. All other dividends are recognized when declared.

Computation of Earnings Per Share

Earnings per share are computed using the weighted average number of shares of capital stock outstanding. Diluted earnings per share reflect the dilutive impact of the Company's outstanding stock options and nonvested stock awards. Diluted earnings per share also assume the conversion of the Preferred Securities into capital stock only when the impact is dilutive on earnings per share from continuing operations.

Employee Stock Ownership Plans

Contributions to the Company's Employee Stock Ownership Plans ("ESOP") are based on established debt repayment schedules. Shares are allocated to participants based on the principal and interest payments made.

during the period. The Company's policy is to record its ESOP expense by applying the transition rule under the level-principal amortization concept.

Stock-Based Compensation Plans

The Company uses Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, to account for stock-based compensation. Since the Company's stock options qualify as fixed options under APB 25 and since the option price equals the market price on the date of grant, there is no compensation cost recorded for stock options. Restricted stock was recorded as compensation cost over the requisite vesting periods on a pro rata basis, based on the market value on the date of grant.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair-value-recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (in thousands, except per share data):

	For the Years Ended December 31,		
	2003	2002	2001
Net loss	$(3,435)	$(2,545)	$(12,185)
Add: stock-based compensation expense included in net income as reported, net of income tax effects	95	120	4,113
Deduct: total stock-based employee compensation determined under a fair-value-based method for all stock options and awards, net of income tax effects	(952)	(767)	(4,444)
Pro forma net loss	$(4,292)	$(3,192)	$(12,516)
Loss per share			
As reported	$ (.35)	$ (.26)	$ (1.25)
Pro forma	$ (.43)	$ (.32)	$ (1.29)
Diluted loss per share			
As reported	$ (.35)	$ (.26)	$ (1.25)
Pro forma	$ (.43)	$ (.32)	$ (1.29)

The above pro forma data were calculated using the Black-Scholes option-valuation method to value the Company's stock options granted in 2003 and prior years. Key assumptions include:

	For the Years Ended December 31,	
	2003	2002
Weighted average grant-date fair value of options granted	$10.14	$11.18
Risk-free interest rate	3.2%	4.8%
Expected volatility	27.8	25.1
Expected life of options	6 yrs.	6 yrs.

No options were granted in 2001; however, for 2002 and 2003, it was assumed that the annual dividend would be increased $.01 per share per quarter biannually in the fourth quarter. This assumption was based on the facts and circumstances that existed at the time options were granted and should not be construed to be an indication of future dividend amounts to be paid.

Insurance Accruals

The Company is self-insured for casualty insurance claims, subject to a stop-loss policy with a maximum per-occurrence limit of $250,000. Management consults with insurance professionals and closely monitors and evaluates its historical claims experience to estimate the appropriate level of accrual for incurred claims.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

In April 2002, the FASB approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. It is generally effective for transactions occurring after May 15, 2002. The Company's adoption of SFAS No. 145 in 2003 resulted in reclassifying its 2001 loss on early extinguishment of debt from extraordinary to a separate line within continuing operations, but did not otherwise have a material impact on its financial statements.

In May 2003, the FASB approved the issuance of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. As a result of the issuance of this pronouncement, the Company now reports the mandatorily redeemable convertible preferred securities of the Chemed Capital Trust as a noncurrent liability rather than in the "mezzanine" (i.e., between liabilities and equity) as reported prior to June 2003. This reclassification does not affect the Company's compliance with its debt covenants. The adoption of this statement did not impact the statement of operations.

For 2003 and 2002, the Company reclassified its noncurrent income taxes from income taxes payable (within current liabilities) to other liabilities (within noncurrent liabilities). In addition, certain other amounts in prior years' financial statements have been reclassified to conform to the 2003 presentation.

Recent Accounting Statements

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities — an interpretation of Accounting Research Bulletin No. 51. This Interpretation is intended to clarify the application of the majority voting interest requirement of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The controlling financial interest may be achieved through arrangements that do not involve voting interests. FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. FIN No. 46 is effective immediately to variable interests in a variable interest entity ("VIE") created or obtained after January 31, 2003. As amended by FASB Staff Position ("FSP") FIN 46-6, FIN No. 46 became effective for variable interests in a VIE created before February 1, 2003, at the end of the first interim or annual period ending after December 15, 2003.

Subsequent to issuing FIN No. 46 and FSP FIN No. 46-6, the FASB continued to propose modifications and issue FSPs that changed and clarified FIN No. 46. These modifications and FSPs were subsequently incorporated into FIN No. 46 (revised) ("FIN No. 46R"), which replaces FIN No. 46. Among other things, relative to FIN No. 46, FIN No. 46R a) essentially excludes operating businesses from its provisions subject to four conditions, b) states the provisions of FIN No. 46R are not required to be applied if a company is unable, subject to making an exhaustive effort, to obtain the necessary information, c) includes new definitions and examples of what variable interests are, d) clarifies and changes the definition of a variable interest entity, and e) clarifies and changes the definition and treatment of de facto agents, as that term is defined in FIN No. 46 and FIN No. 46R. FIN No. 46R was issued December 23, 2003. The Company will apply FIN No. 46R to all variable interest entities at the end of the first quarter of 2004.

The Company has evaluated its contractual relationships with its Roto-Rooter franchisees and has concluded that its interests in the franchisees are not variable interests as defined in FIN No. 46 and FIN No. 46R. The Company maintains contractual relationships with certain independent contractors to provide plumbing and drain cleaning services in specified territories primarily using the Roto-Rooter name. The Company has no equity interest in any of the independent contractors, but in many cases, loans money to the contractor to assist in financing equipment and working capital needs. The loans are generally partially secured by the contractors' equipment and are guaranteed by the business owner. The Company's contractor agreements do not require its contractors to provide all the financial information necessary to apply the provisions of FIN No. 46R to its contractors. Furthermore, the contractors generally have not provided all the financial data they are required to provide under the contractor agreements.

The Company has evaluated its contractual relationships with the four independent contractors that commenced operations in 2003 ("2003 Contractors") and determined they are potentially subject to consolidation under FIN No. 46 as a result of loans made to them. The Company has been unable to obtain sufficient information necessary to determine whether the 2003 Contractors should be consolidated. The Company is in the process of evaluating the new provisions of FIN No. 46R relative to its 2003 Contractors and to its pre-February 2003 contractor arrangements. At this time, the Company does not believe that the consolidation of any of its contractors, if required under FIN No. 46 or FIN No. 46R, would materially impact its operating results. Instead, consolidation of some, if any, of these arrangements is more likely to result in a "grossing up" of amounts such as revenues and expenses with little or no net change to the Company's net income or cash flows. None of these entities has been consolidated in the Company's financial statements.

Under FIN No. 46, the Company is permitted to consolidate the accounts of the Chemed Capital Trust in its financial statements due to the existence of a call feature of the Preferred Securities whereby the Company can call the Preferred Securities for prepayment. The Company currently intends to call the Preferred Securities after March 15, 2004, at which time the Preferred Securities may be prepaid without premium.

When FIN No. 46R becomes fully effective for the Company in the first quarter of 2004, the Company will be required to de-consolidate the accounts of the Chemed Capital Trust, because the call feature may no longer be considered as a condition for consolidation. As a result, the current balance sheet caption that reads "Mandatorily redeemable convertible preferred securities of the Chemed Capital Trust" will be revised to read "Convertible junior subordinated debentures" in the same dollar amount as the Preferred Securities. Within the statement of operations, the "Distributions on preferred securities" will be reclassified as interest expense.

2. Segments and Nature of the Business

During the second quarter of 2003, the corporate-office administrative functions for employee benefits, retirement services, risk management, public relations, cash management and taxation were combined with the Plumbing and Drain Cleaning business to enable the Company to benefit from economies of scale. In May 2003, the shareholders of the Company approved changing the corporation's name from Chemed Corporation to Roto-Rooter, Inc. ("Roto-Rooter"). Due to these changes and the changing composition of businesses comprising the Company over the past several years, management re-evaluated the Company's segment reporting as it relates to corporate-office administrative expenses. The discontinuance of businesses in 1997 [the Omnia Group ("Omnia") and National Sanitary Supply Company ("National")], 2001 [Cadre Computer Resources, Inc. ("Cadre Computer")] and 2002 (Patient Care) results in more than 80% of the Company's business being represented by Roto-Rooter's Plumbing and Drain Cleaning business.

To better reflect how executive management evaluates its operations, the costs of the administrative functions of the corporate office were combined with the operating results of the Plumbing and Drain Cleaning business (formerly the Roto-Rooter Group) to form the Plumbing and Drain Cleaning segment, effective in the second quarter of 2003. The Service America segment remains essentially unchanged.

The Plumbing and Drain Cleaning segment provides plumbing and draining cleaning services, and Service America Network Inc. ("Service America") provides major-appliance and heating/air-conditioning ("HVAC") repair, maintenance and replacement services. Relative contributions of each segment to service revenues and sales were 84% and 16%, respectively, in 2003.

The reportable segments have been defined along service lines, consistent with the way the businesses are managed. In determining reportable segments, the Roto-Rooter Services, Roto-Rooter Franchising and Products and Roto-Rooter HVAC and non-Roto-Rooter brand operating segments of the Plumbing and Drain Cleaning segment have been aggregated on the basis of possessing similar operating and financial characteristics. The characteristics of these operating segments and the basis for aggregation are reviewed annually. Accordingly, the reportable segments are defined as follows:

- The Plumbing and Drain Cleaning segment provides repair and maintenance services to residential and commercial accounts using the Roto-Rooter service mark. Such services include plumbing and sewer, drain and pipe cleaning. They are delivered through company-owned, independent-contractor-operated and franchised locations. This segment also manufactures and sells products and equipment used to provide such services.
- The Service America segment provides HVAC repair, maintenance and replacement services primarily to residential customers through service contracts and retail sales (demand services). In addition, Service America sells air conditioning equipment and duct cleaning services.

Substantially all of the Company's service revenues and sales from continuing operations are generated from business within the United States. Management closely monitors accounts receivable balances and has established policies regarding the extension of credit and compliance therewith.

Segment data for the Company's continuing operations are set forth below (in thousands, except footnote data):

	For the Years Ended December 31, 2003	2002	2001
Revenues by Type of Service			
Plumbing and Drain Cleaning			
Sewer and drain cleaning	$106,127	$106,125	$109,250
Plumbing repair and maintenance	101,590	98,812	105,803
Industrial and municipal sewer and drain cleaning	15,876	14,660	14,526
Contractors	14,125	12,350	11,873
HVAC repair and maintenance	3,044	3,746	9,859
Other products and services	20,013	17,994	18,042
Total Plumbing and Drain Cleaning	260,775	253,687	269,353
Service America			
Repair services under contracts	36,384	45,182	51,299
Demand repair services	11,712	15,307	17,256
Total Service America	48,096	60,489	68,555
Total service revenues and sales	$308,871	$314,176	$337,908
Aftertax Segment Earnings/(Loss)			
Plumbing and Drain Cleaning[a]	$ 6,528	$ 9,796	$ (8,765)
Service America[b]	(14,687)	(19,961)	(686)
Total segment loss	(8,159)	(10,165)	(9,451)
Unallocated investing and financing — net[c]	4,660	1,311	414
Loss on extinguishment of debt	—	—	(1,701)
Discontinued operations	64	6,309	(1,447)
Net loss	$ (3,435)	$ (2,545)	$ (12,185)
Interest Income			
Plumbing and Drain Cleaning	$ 817	$ 549	$ 243
Service America	294	413	799
Subtotal	1,111	962	1,042
Unallocated investing and financing — net	2,187	2,644	2,010
Intercompany eliminations	(581)	(298)	(180)
Total interest income	$ 2,717	$ 3,308	$ 2,872
Interest Expense			
Plumbing and Drain Cleaning	$ 210	$ 153	$ 223
Service America	34	59	—
Subtotal	244	212	223
Unallocated investing and financing — net	1,896	2,716	5,614
Intercompany eliminations	—	—	(414)
Total interest expense	$ 2,140	$ 2,928	$ 5,423

	For the Years Ended December 31, 2003	2002	2001
Income Tax Provision			
Plumbing and Drain Cleaning	$ 4,645	$ 6,535	$ (3,380)
Service America	(1,431)	418	437
Subtotal	3,214	6,953	(2,943)
Unallocated investing and financing — net	1,535	(502)	(2,046)
Total income tax provision	$ 4,749	$ 6,451	$ (4,989)
Identifiable Assets			
Plumbing and Drain Cleaning	$172,380	$166,308	$174,083
Service America	25,655	49,729	71,399
Total identifiable assets	198,035	216,037	245,482
Unallocated investing and financing — net[d]	131,034	122,107	74,665
Discontinued operations	—	—	81,310
Total assets	$329,069	$338,144	$401,457
Additions to Long-Lived Assets[e]			
Plumbing and Drain Cleaning	$ 12,610	$ 9,433	$ 10,892
Service America	797	3,414	4,696
Subtotal	13,407	12,847	15,588
Unallocated investing and financing — net[d]	1,621	184	424
Total additions	$ 15,028	$ 13,031	$ 16,012
Depreciation and Amortization[f]			
Plumbing and Drain Cleaning	$ 9,388	$ 10,214	$ 14,128
Service America	2,965	3,633	4,951
Subtotal	12,353	13,847	19,079
Unallocated investing and financing — net[d]	456	509	2,194
Total depreciation and amortization	$ 12,809	$ 14,356	$ 21,273

(a) Amount for 2003 includes aftertax severance charges of $2,358,000. Amount for 2001 includes aftertax restructuring and similar expenses and other charges totaling $15,271,000.

(b) Amounts for 2003 and 2002 include aftertax impairment charges aggregating $14,363,000 and $20,342,000, respectively. Amount for 2001 includes aftertax restructuring and similar expenses and other charges of $1,672,000.

(c) Amount for 2002 includes a $780,000 aftertax investment impairment charge. Amounts for 2003, 2002 and 2001 include aftertax capital gains on the sales and redemption of investments of $3,351,000, $775,000 and $703,000, respectively.

(d) Corporate assets consist primarily of cash and cash equivalents, marketable securities, properties and equipment and other investments.

(e) Long-lived assets include goodwill, identifiable intangible assets and property and equipment.

(f) Depreciation and amortization include amortization of goodwill, identifiable intangible assets and other assets.

3. Equity Interest in Affiliate (Vitas)

At December 31, 2003, the Company held a 37% interest in privately held Vitas, which provides palliative and medical care and related services to terminally ill patients. On August 18, 2003, Vitas retired the Company's investment in the 9% Redeemable Preferred Stock of Vitas. Cash proceeds to the Company totaled $27.3 million, and the Company realized a pretax gain of $1,846,000 ($1,200,000 aftertax or $.12 per share) on the redemption of preferred stock in the third quarter of 2003. During 2003, the dividends and amortization of preferred stock discount on this investment contributed $1,585,000 to the aftertax earnings of the Company. Dividends ceased to accrue on August 17, 2003. On October 14, 2003, the Company exercised two of its three warrants (Warrants A and B) to purchase 4,158,000 common shares of Vitas, or 37%, for $18.0 million in cash. At December 31, 2003, the Company's common stock ownership in Vitas has a carrying value of $21.0 million, and the Company's investment exceeded its share of Vitas' net book value by approximately $16.6 million. On a preliminary basis, the Company estimates that $3.7 million of this excess is attributable to the excess value of computer software with a 5-year life and the remainder to goodwill with an indefinite life. Amortization of this excess reduced the Company's equity in the earnings of Vitas by $97,000 in 2003. In 2004, as a result of completing the acquisition of the 63% of Vitas it did not own in 2003, the Company will conduct a thorough review to value all assets and liabilities of Vitas at their fair values. Thus, it is possible that the Company may identify other intangible assets with different useful lives.

Summarized financial data for Vitas follow (in thousands):

	As of and for the Three Months Ended December 31, 2003	As of and for the Years Ended September 30, 2003	2002	2001
Income Statement				
Revenues	$121,062	$420,074	$359,200	$319,517
Gross profit	27,515	88,254	77,841	69,973
Income from operations	10,727	32,022	28,019	23,814
Net income	5,396	13,689	13,789	12,311
Net income available for common stockholders	5,396	5,678	9,727	6,112
Financial Position				
Current assets	$ 79,619	$ 69,891	$ 51,780	
Noncurrent assets	63,746	62,660	59,687	
Current liabilities	62,963	54,046	46,881	
Noncurrent liabilities	68,553	90,053	59,006	
Redeemable preferred stock	—	—	22,006	
Stockholders' equity/(deficit)	11,849	(11,548)	(16,426)	

4. Intangible Assets

Amortization of intangible assets from continuing operations was (in thousands):

	For the Years Ended December 31, 2003	2002	2001
Identifiable intangible assets	$560	$621	$ 680
Goodwill	—	—	4,102
Total	$560	$621	$4,782

The following is a schedule by year of projected amortization expense for intangible assets (in thousands):

2004	$116
2005	88
2006	73
2007	54
2008	50

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003, are as follows (in thousands):

	Plumbing and Drain Cleaning	Service America	Total
December 31, 2001	$100,023	$ 30,379	$130,402
Acquired in business combinations	1,110	—	1,110
Impairment losses	—	(20,342)	(20,342)
Other adjustments	(327)	—	(327)
December 31, 2002	100,806	10,037	110,843
Acquired in business combinations	**4,246**	**—**	**4,246**
Impairment losses	**—**	**(10,037)**	**(10,037)**
Other adjustments	**283**	**—**	**283**
December 31, 2003	**$105,335**	**$ —**	**$105,335**

During the fourth quarter of 2003, the Company recognized a $10,037,000 impairment loss on the goodwill (fourth quarter of 2002 — $20,342,000) included in the Service America segment. The goodwill impairment charges are based on an appraisal firm's valuation of Service America's business as of December 31, 2003 and 2002. The fair value of Service America was calculated using an average of the enterprise value determined under a capital markets valuation and discounted cash flows using updated income and cash flow projections for Service America's business. The capital markets method calculates an enterprise value based on valuations at which comparable businesses sold in the capital markets and based on certain financial ratios and statistics. The income and cash flow projections are updated each year as a part of the Company's annual business plan process and take into consideration the changing marketplace and changing operating conditions. The decline in the overall valuations of Service America in 2003 and 2002 were a direct result of lower revenue, earnings and cash flow projections due to the continued decline in the contract base of the business (23% decline in 2003; 19% decline in 2002). These projections were adjusted to reflect that Service America missed achieving its budgeted revenues by $6.0 million, or 11%, in 2003 ($8.7 million, or 13%, for 2002) and missed achieving its budgeted gross margin by $2.8 million, or 19%, for 2003 ($4.5 million or 26% for 2002).

As required by SFAS No. 142, the Company performed goodwill impairment tests for all of its reporting units as of December 31, 2003 and 2002. These tests indicated that none of the reporting units' goodwill, other than Service America's, is impaired.

In conjunction with the adoption of SFAS No. 142, the Company performed its transition evaluation of goodwill as of January 1, 2002. For the purpose of impairment testing, the Company determined its reporting components to be Service America, Roto-Rooter Services (plumbing and drain cleaning services), Roto-Rooter Franchising and Products (franchising and manufacturing and sale of plumbing and drain cleaning products) and Roto-Rooter HVAC/non-Roto-Rooter brands (heating, ventilating, and air-conditioning repair services and non-Roto-Rooter-branded plumbing and drain cleaning services). The Company's transition impairment tests, based on valuations by a professional valuation firm, indicated that none of the goodwill for any of its reporting components was impaired at January 1, 2002.

During 2001, the Company recognized a $10,580,000 impairment loss under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Most of this amount ($9,793,000) relates to goodwill included on the books of Plumbing and Drain Cleaning's HVAC and non-Roto-Rooter-branded plumbing operations. As the Company had committed to exit these underperforming businesses in November 2001, the amount of the impairment was based on the estimated selling price of the operations to be sold or dissolved. The remaining $787,000 impairment loss relates to the closing of Service America's Tucson branch. These charges are included in the restructuring-and-similar-expenses account in the statement of operations.

The loss for 2001 excluding the amortization of goodwill is presented below (in thousands):

Reported loss from continuing operations	$(10,738)
Aftertax amortization of goodwill	4,621
Adjusted loss	$ (6,117)
Reported net loss	$(12,185)
Aftertax amortization of goodwill	4,621
Adjusted net loss	$ (7,564)

5. Impairment, Restructuring and Similar Expenses

In addition to the goodwill impairment charges discussed above, the Service America segment recognized asset impairment charges in 2003 under FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, comprising $4,052,000 for property and equipment (primarily capitalized software) and $1,739,000 for identifiable intangible assets (primarily customer contracts).

The property and equipment and identifiable intangible asset impairment charges for 2003 are based on an analysis of undiscounted cash flows that indicated that the book value of the net assets of Service America exceeded the projected cash flows of the business over the life of the noncurrent assets. Accordingly, the carrying values of the noncurrent assets that exceeded their fair values were written down to their fair values, based largely on a recent appraisal of assets by a professional valuation firm. Substantially all of the property and equipment impairment charge related to computer software costs. The large majority of the identifiable intangible asset charge related to capitalized customer contracts, acquired in 1991 and 1993, which, in the opinion of management, have no future value.

Total impairment charges recognized by Service America in the fourth quarters of 2003 and 2002 are (in thousands):

	2003	2002
Goodwill	$10,037	$20,342
Identifiable intangible assets	1,739	—
Properties and equipment (primarily capitalized software)	4,052	—
Total	$15,828	$20,342

The aftertax cost of these impairment charges was $14,363,000 in 2003 and $20,342,000 in 2002.

In the third quarter of 2001, the Company decided to close Service America's Tucson branch, which was acquired in 1999, due to its operating performance. The branch failed to achieve the level of profitability that had been anticipated upon acquisition.

In the fourth quarter of 2001, the Company decided to exit the HVAC and non-Roto-Rooter-branded plumbing businesses by selling them or closing them or transferring their operations to Roto-Rooter branches. The decision to dispose of these operations was made because they failed to improve profitability in recent years and were requiring the use of resources which management believed could be better used elsewhere in the Plumbing and Drain Cleaning segment.

In the third quarter of 2002, management decided to retain the largest of the HVAC and non-Roto-Rooter-branded plumbing businesses, as it remained profitable throughout the period and the majority of its revenue was from plumbing operations. Additionally, management determined there was sufficient synergism between this non-Roto-Rooter-branded operation and the nearby Roto-Rooter branch to justify retaining it. The decision to retain this business did not have a material impact on the results of operations for 2002 and would not have materially changed the restructuring charges recorded in 2001 for the cost of exiting HVAC and non-Roto-Rooter-branded businesses.

The closing of Service America's Tucson branch was completed in 2001, and the restructuring of Roto-Rooter's HVAC and non-branded plumbing businesses was completed in the third quarter of 2002. Since most of the restructuring expenses arose from noncash asset impairment charges, the restructuring plans did not consume a significant amount of the Company's resources.

During 2001, the Company's continuing operations recorded pretax restructuring and similar expenses and other nonrecurring and unusual charges as follows (in thousands, except footnotes):

	Plumbing and Drain Cleaning	Service America	Total
Restructuring expenses:			
Cost of exiting HVAC and non-Roto-Rooter-branded plumbing businesses[(a)]	$11,205	$ —	$11,205
Cost of closing Service America's Tucson branch[(b)]	—	1,171	1,171
Expenses not expected to recur (similar expenses):			
Charges for accelerating the vesting of restricted stock awards in connection with the anticipated revision of the Company's long-term incentive plans in 2002[(c)]	5,294	146	5,440
Severance charges for 10 individuals incurred in connection with reducing administrative expenses, largely at the corporate office[(d)]	2,909	757	3,666
Resolution of overtime pay issues with the U.S. Department of Labor ("DOL"), relating primarily to prior years' compensation expense[(e)]	2,749	—	2,749
Property and equipment impairment charges[(f)]	337	166	503
Total restructuring and similar expenses	22,494	2,240	24,734
Other unusual charges:			
Additional casualty insurance expense recorded to reflect increase in valuation of insurance claims for prior years	1,411[(g)]	—	1,411
Terminated lease obligations	166[(h)]	69[(g)]	235
All other	417[(h)]	414[(g)]	831
Total restructuring and similar expenses and other unusual charges	$24,488	$2,723	$27,211

(a) Amount includes a charge of $9,793,000 for the reduction in the carrying value of goodwill and $477,000 for the reduction in the carrying value of identifiable intangible assets.

(b) Amount includes a charge of $833,000 for the reduction in the carrying value of goodwill and $50,000 for the reduction in the carrying value of identifiable intangible assets.

(c) In the fourth quarter of 2001, the Board of Directors of the Company approved accelerating the vesting of all outstanding restricted stock awards as a result of its decision to terminate this long-term incentive program. In May 2002, the shareholders of the Company approved the adoption of the 2002 Executive Long-Term Incentive Plan to replace the restricted stock award program (see Note 19). Stock award expense is typically classified as general and administrative expense in the statement of operations. This charge is included in the "restructuring and similar expense" category because this type of expense is not expected to recur in the foreseeable future. The accrual balance related to these charges was nil at December 31, 2002 ($1,177,000 at December 31, 2001).

(d) These charges are included in the "restructuring and similar expense" category as the charges relate primarily to personnel who are not expected to be replaced. Severance expense is typically classified as general and administrative expense in the statement of operations. The accrual balance related to these charges totaled $3,489,000 at December 31, 2002 ($3,666,000 at December 31, 2001).

(e) This charge represents the cost of the nationwide settlement between Roto-Rooter and the DOL for wages and benefits of prior periods. The charge is included in the "restructuring and similar expense" category as it is not expected to recur in the foreseeable future. Wages and related benefits are typically classified as cost of services provided and goods sold in the statement of operations. The accrual balance related to this charge totaled nil at December 31, 2002 ($250,000 at December 31, 2001).

(f) The fixed asset impairment charges are included in the "restructuring and similar expense" category because they are not expected to recur in the foreseeable future. The depreciation of property and equipment is typically included in a separate line (depreciation) in the statement of operations.

(g) Amounts are included in cost of services provided and goods sold in the consolidated statement of operations.

(h) Amounts are included in general and administrative expenses in the consolidated statement of operations.

These costs were charged to the following accounts in the consolidated statement of operations in 2001 (in thousands):

Cost of services provided and goods sold	$ 2,027
General and administrative expenses	450
Impairment, restructuring and similar expenses	24,734
Total	$27,211

The combined aftertax impact of the restructuring and similar expenses and other charges for 2001 was $16,943,000 ($1.74 per share).

During 2002, the Company decided to retain several of Plumbing and Drain Cleaning's non-branded plumbing and HVAC businesses. In the aggregate, the retained operations generated $16,162,000 of net revenues and $241,000 of operating profit in 2002. For 2003, these businesses have been assimilated into the Plumbing and Drain Cleaning segment.

The operating results for businesses divested within the Plumbing and Drain Cleaning and Service America segments as a part of the restructuring in 2001 were (in thousands):

	For the Years Ended December 31,	
	2002	2001
Service revenues and sales:		
Non-Roto-Rooter-branded businesses	$403	$6,275
Service America's Tucson branch	—	1,664
Operating loss:		
Non-Roto-Rooter-branded businesses	(106)	(754)
Service America's Tucson branch	—	(430)

Accruals related to restructuring charges recorded in 2001 are summarized below (in thousands):

Cost of exiting HVAC and non-Roto-Rooter-branded plumbing businesses	$ 11,205
Cost of closing Service America's Tucson branch	1,171
Total restructuring expenses for 2001	12,376
Less: noncash charge for reduction in carrying value of goodwill	(10,626)
Less: noncash charge for reduction in carrying value of identifiable intangible assets	(527)
Less: noncash charge for property and equipment impairment	(380)
Less: noncash charge for reduction in carrying value of other tangible assets	(288)
Accrual balance at December 31, 2001	555
Plus: proceeds from HVAC operation disposed of in 2002 in excess of adjusted book value	(400)
Less: accrual of additional expenses and exposure on disposal of HVAC operation in 2002	377
Less: cash payments during the year	(255)
Accrual balance at December 31, 2002	**277**
Less: accrual adjustment for property and equipment impairment	**(117)**
Less: noncash charge for property and equipment impairment	**(39)**
Less: cash payments during the year	**(51)**
Accrual balance at December 31, 2003	**$ 70**

Management believes that these accrual balances are adequate and justifiable as of December 31, 2003.

6. Discontinued Operations

Discontinued operations comprise (in thousands, except per share amounts):

	For the Years Ended December 31,		
	2003	2002	2001
Patient Care (2002):			
Income before income taxes	$ —	5,233	262
Income taxes	—	(2,142)	264
Income from operations, net of income taxes	—	3,091	526
Gain on disposal, net of income taxes of $594	—	304	—
Total Patient Care	—	3,395	526
Cadre Computer (2001):			
Loss before income taxes	—	—	(734)
Income tax benefit	—	—	255
Minority interest	—	—	46
Loss from operations, net of income taxes	—	—	(433)
Loss on disposal, net of income tax benefit of $829	—	—	(1,540)
Total Cadre Computer	—	—	(1,973)
Adjustment to accruals of operations discontinued in prior years:			
Sublease accrual (1991)	—	(1,145)	(1,700)
Allowance for uncollectible notes receivable (2001)	99	477	—
Severance and other accruals (1997)	—	180	(170)
Gain/(loss) before income taxes	99	(488)	(1,870)
Income tax refund (1997)	—	2,861	—
State income tax accrual (1997)	—	—	1,700
All other income taxes	(35)	541	170
Total adjustments	64	2,914	—
Total discontinued operations	$ 64	$ 6,309	$(1,447)
Earnings/(loss) per share	$ —	$ .64	$ (.15)
Diluted earnings/(loss) per share	$ —	$ .64	$ (.15)

The $99,000 and $477,000 reductions to the allowance for uncollectible notes receivable from Cadre Computer (sold in 2001) are attributable to Cadre Computer's experiencing better than anticipated financial results and to the expiration and nonuse of $350,000 of Cadre Computer's line of credit with the Company. In anticipation that Cadre Computer would draw down the full $500,000 line of credit to finance operating losses, this line of credit had been fully reserved in 2001 when Cadre Computer was sold to its employees. The remainder of the adjustment in 2002 ($127,000) and 2003 ($99,000) was recorded because Cadre Computer began making payments on its existing notes that previously were fully reserved.

During 2002, the Company sold Patient Care to an investor group that included Schroder Ventures Life Sciences Group, Oak Investment Partners, Prospect Partners and Salix Ventures. Patient Care provides home-healthcare services primarily in the New York-New Jersey-Connecticut area. The proceeds to the Company from the sale of Patient Care comprised the following (in thousands):

Cash	$52,500
Note receivable	12,500
Cash placed in escrow	5,000
Common stock purchase warrant	1,445
Purchase price adjustment due to seller	1,251
Total	$72,696

The note receivable is a senior subordinated note ("Note") due October 11, 2007, that bears interest at the annual rate of 7.5% through September 30, 2004, 8.5% from October 1, 2004 through September 30, 2005, and 9.5% thereafter. The Note is presented on a separate line in the consolidated balance sheet. The $5,000,000 cash placed in escrow is subject to the collection of Patient Care's receivables with third party payers. Of this amount, $2,500,000 (included in prepaid expenses and other current assets in 2002) was distributed as of October 2003 and $2,500,000 (included in prepaid expenses and other current assets in 2003 and in other assets in 2002) is expected to be distributed as of October 2004. Based on the collection history of Patient Care, the Company expects to collect the funds held in escrow in full. The common stock purchase warrant permits the Company to purchase up to 2% of Patient Care. The warrant is recorded at its estimated fair value on the date acquired and is included in other investments in the consolidated balance sheet. The final value of the estimated balance sheet valuation is expected to be determined in 2004, based on Patient Care's closing balance sheet, and could impact the amount of the gain recorded on the sale of Patient Care.

The adjustments to the sublease accrual ($1,145,000 in 2002 and $1,700,000 in 2001) were made to cover rental charges for vacant space previously occupied by the

Company's former subsidiary, DuBois Chemicals, Inc. ("DuBois"), sold in 1991. The adjustments made in 2001 moved the dates the floor space was assumed to be sublet further into the future, but assumed all unoccupied space would be sublet at market rental rates. Although the Company was able to sublease varying amounts of space during the past two years, as of December 31, 2003, the Company was unable to sublease one of the floors covered under its lease. The adjustments made in 2002 decreased the amount of sublease rentals that were assumed to be received to include rentals only from current sublessees. As a result, the sublease accrual will now cover the cost of all unoccupied space and the shortfall of current subleased rentals versus lease rental rates and operating costs.

The $2,861,000 federal income tax refund received in 2002 related to the tax provision recorded as a part of the sale of Omnia in 1997. As a result of a tax case settled in 2001, the Company filed an amended 1997 federal income tax return in August 2001 and claimed a tax benefit on its loss on the sale of Omnia — a loss previously treated as nondeductible.

During 2001, the Company discontinued its Cadre Computer segment and on August 31, 2001, completed the sale of the business and assets of Cadre Computer to a company owned by the former Cadre Computer employees for a note receivable that was fully reserved on the date of sale. During 2002, Cadre Computer borrowed an additional $150,000 from the Company and made principal payments of $31,000 on the first note. During 2003, Cadre made principal payments of $96,000 on the first note. As of December 31, 2003, the Company's notes receivable from Cadre Computer totaled $422,000, against which the Company has an allowance for uncollectible notes totaling $323,000. The balances in the allowances for uncollectible notes receivable from Cadre Computer are considered adequate at December 31, 2003 and 2002.

Revenues generated by discontinued operations comprise (in thousands):

	For the Years Ended December 31,	
	2002	2001
Patient Care	$116,191	$139,208
Cadre Computer	—	5,089
Total	$116,191	$144,297

The $1,700,000 reduction of the state income tax accrual in 2001 relates to the tax provision recorded on the 1997 sale of National. During 2001, the statutes of limitations on various Company 1997 state returns expired, with the result being that the Company's state income tax accrual exceeded its estimated exposures. The accrual was reduced and credited to the income tax provision in 2001.

At December 31, 2003, other current liabilities include accruals of $3,731,000 and other liabilities include accruals of $3,142,000 for costs related to discontinued operations. The estimated timing of payments of these liabilities, relating primarily to sublease and environmental liabilities, follows (in thousands):

2004	$3,731
2005	1,791
2006	731
2007	200
2008	200
After 2008	220
Total	$6,873

The Company's chairman, president and chief executive officer and the former chief administrative officer (currently a director of the Company) are directors of Cadre Computer. In addition, the former chief administrative officer holds a 40% equity ownership interest in and is chairman and chief executive officer of Cadre Computer.

7. Business Combinations

During 2003, six purchase business combinations were completed within the Plumbing and Drain Cleaning segment for a total of $3.9 million in cash. During 2002, one purchase business combination was completed within the Plumbing and Drain Cleaning segment for a purchase price of $1.2 million in cash. During 2001, two purchase business combinations were completed within the Plumbing and Drain Cleaning segment for an aggregate purchase price of $1.6 million in cash.

All of the aforementioned business combinations involved operations primarily in the business of providing plumbing repair and drain cleaning services. The unaudited pro forma results of operations, assuming purchase business combinations completed in 2003, 2002 and 2001 were completed on January 1 of the preceding year, are presented below (in thousands, except per share data):

	For the Years Ended December 31,		
	2003	2002	2001
Service revenues and sales	**$310,669**	$317,010	$338,714
Net loss	**(3,298)**	(2,204)	(12,057)
Loss per share and loss per diluted share	**(.33)**	(.22)	(1.24)

The excess of the purchase price over the fair value of the net assets acquired in purchase business combinations is classified as goodwill. A summary of net assets acquired in purchase business combinations follows (in thousands):

	For the Years Ended December 31,		
	2003	2002	2001
Working capital	$ (114)	$ 60	$ —
Identifiable intangible assets	—	50	90
Goodwill	4,246	1,110	1,428
Other assets and liabilities — net	(282)	16	37
Total net assets	$3,850	$1,236	$1,555

All of the goodwill related to business combinations completed in 2003, 2002 and 2001 is expected to be deductible for income tax purposes. Since these transactions occurred after June 30, 2001, the related goodwill is not being amortized. The weighted average lives of the identifiable intangible assets acquired in 2002 and 2001 are 7.0 years and 6.1 years, respectively.

8. Other Income — Net

Other income — net from continuing operations comprises the following (in thousands):

	For the Years Ended December 31,		
	2003	2002	2001
Interest income	$ 2,717	$ 3,308	$2,872
Dividend income	1,540	2,461	2,548
Market value gains/(losses) on trading investments of employee benefit trusts	1,600	(1,401)	(820)
Investment impairment charge	—	(1,200)	—
Gains on sales and redemption of investments	5,390	1,141	993
Other — net	12	(27)	(606)
Total other income — net	$11,259	$ 4,282	$4,987

9. Income Taxes

The provision for income taxes comprises the following (in thousands):

	For the Years Ended December 31,		
	2003	2002	2001
Continuing Operations:			
Current			
U.S. federal	$3,818	$ 3,938	$ 1,196
U.S. state and local	1,179	1,913	59
Foreign	253	141	(71)
Deferred			
U.S. federal	(485)	475	(6,139)
Foreign	(16)	(16)	(34)
Total	$4,749	$ 6,451	$(4,989)
Discontinued Operations:			
Current U.S. federal	$ (649)	$(2,954)	$(4,242)
Current U.S. state and local	—	794	(1,454)
Deferred U.S. federal	684	1,494	2,478
Total	$ 35	$ (666)	$(3,218)

A summary of the significant temporary differences for continuing operations that give rise to deferred income tax assets/(liabilities) follows (in thousands):

	December 31, 2003	December 31, 2002
Deferred compensation	$ 7,015	$ 6,117
Accrued insurance expense	6,091	5,987
Accruals related to discontinued operations	2,872	3,556
Severance payments	1,779	1,380
Allowances for uncollectible accounts receivable	1,052	1,184
Accrued state taxes	974	1,047
Market valuation of investments	475	—
Amortization of intangibles	—	314
Other	2,463	2,527
Gross deferred income tax assets	22,721	22,112
Accelerated tax depreciation	(2,631)	(4,388)
Investment basis difference	(2,050)	(248)
Amortization of intangibles	(619)	—
Market valuation of investments	—	(960)
Other	(1,776)	(2,096)
Gross deferred income tax liabilities	(7,076)	(7,692)
Net deferred income tax assets	$15,645	$14,420

Included in other assets at December 31, 2003, are deferred income tax assets of $5,589,000 (December 31, 2002 — $4,526,000). Based on the Company's history of prior operating earnings and its expectations for future growth, management has determined that the operating income of the Company will, more likely than not, be sufficient to ensure the full realization of the deferred income tax assets. The difference between the actual income tax provision/(benefit) for continuing operations and the income tax provision/(benefit) calculated at the statutory U.S. federal tax rate is explained as follows (in thousands):

	For the Years Ended December 31, 2003	2002	2001
Income tax provision/(benefit) calculated using the statutory rate of 35%	$ 115	$ (841)	$(5,504)
Nondeductible goodwill impairment charge	3,513	7,120	—
Nondeductible intangibles impairment charge	562	—	—
State and local income taxes, less federal income tax effect	767	1,243	39
Domestic dividend exclusion	(441)	(686)	(706)
Unfavorable/(favorable) federal adjustments	103	(314)	337
Foreign income taxes, less federal income tax effect	26	(85)	(277)
Nondeductible amortization of goodwill	—	—	1,203
Other — net	104	14	(81)
Actual income tax provision/(benefit)	$ 4,749	$6,451	$(4,989)
Effective tax rate	1,447.9%	(268.5)%	31.7%

Income tax benefits attributable to the exercise of non-qualified employee stock options were $960,000 during the year ended December 31, 2003 (2002 — $122,000; 2001 — $219,000) and were credited directly to additional paid-in capital.

Income taxes included in the components of other comprehensive loss are as follows (in thousands):

	For the Years Ended December 31, 2003	2002	2001
Unrealized holding gains/(losses)	$ (180)	$132	$905
Reclassification adjustment	(2,039)	(366)	(290)

Summarized below are the total amounts of income taxes paid/(refunded) during the years ended December 31 (in thousands):

2003	$2,715
2002	(910)
2001	5,772

10. Cash Equivalents

Included in cash and cash equivalents at December 31, 2003, are cash equivalents in the amount of $49,356,000 (2002 — $37,075,000). The cash equivalents at both dates consist of investments in various money market funds and repurchase agreements yielding interest at a weighted average rate of .9% in 2003 and 1.1% in 2002.

From time to time throughout the year, the Company invests its excess cash in repurchase agreements directly with major commercial banks. The Company does not physically hold the collateral, but the term of such repurchase agreements is less than 10 days. Investments of significant amounts are spread among a number of banks, and the amounts invested in each bank are varied constantly.

11. Properties and Equipment

A summary of properties and equipment follows (in thousands):

	December 31, 2003	December 31, 2002
Land	$ 2,238	$ 2,538
Buildings	16,423	18,310
Transportation equipment	22,061	26,185
Machinery and equipment	36,281	34,440
Computer software	6,947	4,327
Furniture and fixtures	19,700	18,354
Projects under construction	—	6,577
Total properties and equipment	103,650	110,731
Less accumulated depreciation	(62,646)	(62,370)
Net properties and equipment	$ 41,004	$ 48,361

12. Long-Term Debt and Lines of Credit

A summary of the Company's long-term debt follows (in thousands):

	December 31, 2003	December 31, 2002
Senior notes, due 2005–2009	$25,000	$25,000
Other	1,379	1,012
Subtotal	26,379	26,012
Less: current portion	(448)	(409)
Long-term debt, less current portion	$25,931	$25,603

Lines of Credit

The Company had approximately $51,357,000 of unused short-term lines of credit with various banks at December 31, 2003.

Senior Notes

In March 1997, the Company borrowed $25,000,000 from several insurance companies. Principal is repayable in five annual installments of $5,000,000 beginning on March 15, 2005, and bears interest at the rate of 7.31% per annum. Interest is payable on March 15 and September 15 of each year.

On December 31, 2001, the Company prepaid the outstanding balances of its 8.15% senior notes due 2002 through 2004 and its 10.67% senior notes due in 2002 and 2003. The principal balances outstanding at the time of prepayment were $30,000,000 and $2,000,000, respectively. Pretax penalties incurred on these prepayments aggregated $2,617,000 ($1,701,000 aftertax or $.18 per share) and are presented as a loss on extinguishment of debt in the statement of operations.

Other

Other long-term debt has arisen from loans in connection with acquisitions of various businesses and properties. Interest rates range from 7.3% to 8.0%, and the obligations are due on various dates through December 2010.

The following is a schedule by year of required long-term debt payments as of December 31, 2003 (in thousands):

2004	$ 448
2005	5,190
2006	5,200
2007	5,210
2008	5,162
After 2008	5,169
Total long-term debt	$26,379

Summarized below are the total amounts of interest paid during the years ended December 31 (in thousands):

2003	$3,197
2002	3,979
2001	7,007

No interest was capitalized during the years ended December 31, 2003, 2002 and 2001.

New Credit Agreements

On February 24, 2004, in conjunction with the Company's acquisition of the Vitas shares not previously owned, the Company retired its senior notes due 2005 through 2009 and cancelled its revolving credit agreement with Bank One, N.A. ("Bank One"). To fund this acquisition, the Company issued 2 million shares of capital stock in a private placement and borrowed $335 million as follows:

- $75 million drawn down under a $135 million secured revolving credit/term loan facility ("New

Credit Facility") with Bank One. The facility comprises a $35 million term loan and $100 million revolving credit facility, including up to $40 million in letters of credit. For the term loan, principal payments of $1,250,000 plus interest (LIBOR plus 3.50%) are due quarterly beginning in May 2004. For the revolving line of credit, interest payments (LIBOR plus 3.25%) are due quarterly beginning in May 2004. Payment of unpaid principal and interest is due February 2009.

- $110 million from the issuance of privately placed floating rate senior secured notes ("Floating Rate Notes") due 2010. Interest payments (LIBOR plus 3.75%) are due quarterly beginning in May 2004, and payment of unpaid principal and interest is due February 2010.
- $150 million from the issuance of privately placed 8.75% senior notes ("Fixed Rate Notes") due 2011. Quarterly interest payments are due beginning in May 2004 and payment of unpaid principal and interest is due February 2011.

In addition, the Company anticipates drawing down approximately $26 million of letters of credit under the New Credit Facility in March 2004. After these borrowings and letters of credit, the Company will have $34 million of unused lines of credit under the New Credit Facility. Combined payments for the New Credit Facility, the Floating Rate Notes and the Fixed Rate Notes are summarized as follows (in thousands):

2004	$ 3,750
2005	5,000
2006	5,000
2007	5,000
2008	5,000
2009 and later	311,250
Total	$335,000

Collectively, the New Credit Facility, the Floating Rate Notes and the Fixed Rate Notes provide for affirmative and restrictive covenants including, without limitation, requirements or restrictions (subject to exceptions) related to the following:

- use of proceeds of loans,
- restricted payments, including payments of dividends and retirement of stock (permitting $.48 per share dividends so long as the aggregate amount of dividends in any fiscal year does not exceed $7.0 million and providing for additional principal prepayments to the extent dividends exceed $5.0 million in any fiscal year), with exceptions for existing employee benefit plans and stock option plans,
- mergers and dissolutions,
- sales of assets,
- investments and acquisitions,
- liens,
- transactions with affiliates,
- hedging and other financial contracts,
- restrictions on subsidiaries,
- contingent obligations,
- operating leases,
- guarantors,
- collateral,
- sale and leaseback transactions,
- prepayments of indebtedness, and
- maximum annual capital expenditures of $20 million subject to one-year carry-forwards on amounts not used during the previous year.

In addition, the credit agreements provide that the Company will be required to meet the following financial covenants, to be tested quarterly, beginning with the quarter ending June 30, 2004:

- a minimum net worth requirement, which requires a net worth of at least (i) $232 million plus (ii) 50% of consolidated net income (if positive) beginning with the quarter ending June 30, 2004, plus (iii) the net cash proceeds from issuance of the Company's capital stock or the capital stock of the Company's subsidiaries;
- a maximum leverage ratio, calculated quarterly, based upon the ratio of consolidated funded debt to consolidated EBITDA, which will require maintenance of a ratio of 5.5 to 1.00 through December 31, 2004, a ratio of 4.75 to 1.00 from January 1 through December 31, 2005, and 4.25 to 1.00 thereafter;
- a maximum senior leverage ratio, calculated quarterly, based upon the ratio of senior consolidated funded debt to consolidated EBITDA (which ratio excludes indebtedness in respect of the Fixed Rate Notes), which will require maintenance of a ratio of 3.375 to 1.00 through December 31, 2004, a ratio of 2.875 to 1.00 from January 1 through December 31, 2005, and 2.625 to 1.00 thereafter; and
- a minimum fixed charge coverage ratio, based upon the ratio of consolidated EBITDA minus capital expenditures to consolidated interest expense plus consolidated current maturities (including capitalized lease obligations) plus cash dividends paid on equity securities plus expenses for taxes, which will require maintenance of a ratio of 1.15 to 1.00 through December 31, 2004, 1.375 to 1.00 from January 1 through December 31, 2005, and 1.50 to 1.00 thereafter.

13. Other Liabilities

At December 31, 2003, other current liabilities comprised the following (in thousands):

	December 31, 2003	December 31, 2002
Accrued incentive compensation	$ 4,140	$ 3,738
Accrued divestiture expenses	3,731	3,661
Accrued savings and retirement contribution	3,338	3,642
Accrued advertising	1,103	3,195
Other	8,811	9,277
Total other current liabilities	$21,123	$23,513

Other liabilities at December 31, 2003, included income tax liabilities totaling $10,215,000 (2002 — $9,194,000).

At December 31, 2003, the Company's accrual for its estimated liability for potential environmental cleanup and related costs arising from the sale of DuBois amounted to $2,070,000. Of this balance, $870,000 is included in other liabilities and $1,200,000 is included in other current liabilities. The Company is contingently liable for additional DuBois-related environmental cleanup and related costs up to a maximum of $18,036,000. On the basis of a continuing evaluation of the Company's potential liability, management believes it is not probable this additional liability will be paid. Accordingly, no provision for this contingent liability has been recorded. The potential liability is not insured, and the recorded liability does not assume the recovery of insurance proceeds. Also, the environmental liability has not been discounted because it is not possible to reliably project the timing of payments. It is currently expected that approximately $1,200,000 of the liability will be paid out in 2004; the timing of the remainder of the payments is not currently estimable. Management believes that any adjustments to its recorded liability will not materially adversely affect its financial position or results of operations.

At December 31, 2003, the Company's accrual for losses on subleases of office space formerly occupied by DuBois amounted to $2,847,000 (2002 — $4,017,000), of which, $1,200,000 (2002 — $1,200,000) is included in other current liabilities. The accrual is based on the expectation that space currently unoccupied will not be sublet during the remainder of the lease term, which ends April 2006.

Net proceeds/(uses) of cash from discontinued operations in the statement of cash flows represent the net proceeds from the sale of Patient Care in 2002 and the payment of severance, lease and other liabilities relating to operations disposed of in 1991, 1997 and 2001.

14. Pension and Retirement Plans

Retirement obligations under various plans cover substantially all full-time employees who meet age and/or service eligibility requirements. The major plans providing retirement benefits to the Company's employees are defined contribution plans.

The Company has established two ESOPs that purchased a total of $56,000,000 of the Company's capital stock. In December 1997, the Company restructured the ESOP loans and internally financed $16,201,000 of the $21,766,000 ESOP loans outstanding at December 31, 1997.

Substantially all eligible employees of the Plumbing and Drain Cleaning segment participate in the ESOPs. Eligible employees of the Company are also covered by other defined contribution plans.

Expenses charged to continuing operations for the Company's pension and profit-sharing plans, ESOPs, excess benefit plans and other similar plans comprise the following (in thousands):

	For the Years Ended December 31, 2003	2002	2001
Compensation cost of ESOPs	$1,138	$1,746	$2,144
Pension, profit-sharing and other similar plans	3,837	3,312	3,934
Total	$4,975	$5,058	$6,078
Dividends on ESOP shares used for debt service	$ 138	$ 197	$ 280

At December 31, 2003, there were 227,346 allocated shares (2002 — 212,712 shares) and 52,212 unallocated shares (2002 — 83,653 shares) in the ESOP trusts.

The Company has excess benefit plans for key employees whose participation in the qualified plans is limited by ERISA rules. Benefits are determined based on theoretical participation in the qualified ESOPs. Prior to September 1, 1998, the value of these benefits was invested in shares of the Company's stock and in mutual funds, which were held by grantor trusts. Currently, benefits are invested in only mutual funds, and participants are not permitted to diversify accumulated benefits invested in shares of the Company's stock. Trust assets invested in shares of the Company's capital stock are included in treasury stock, and the corresponding liability is included in a separate component of shareholders' equity. At December 31, 2003, these trusts held 67,174 shares or $2,328,000 of the Company's stock (December 31, 2002 — 66,141 shares or $2,290,000). The diversified assets of the Company's excess benefit and deferred compensation plans, all of which are invested in various mutual funds, totaled $17,743,000 at December 31, 2003 (December 31,

2002—$15,176,000), and are included in other assets. The corresponding liabilities are included in other liabilities.

15. Lease Arrangements

The Company, as lessee, has operating leases that cover its corporate office headquarters, various warehouse and office facilities, office equipment and transportation equipment. The remaining terms of these leases range from one year to 15 years, and in most cases, management expects that these leases will be renewed or replaced by other leases in the normal course of business. Substantially all equipment is owned by the Company.

The following is a summary of future minimum rental payments and sublease rentals to be received under operating leases that have initial or remaining noncancellable terms in excess of one year at December 31, 2003 (in thousands):

2004	$ 6,064
2005	5,532
2006	2,570
2007	792
2008	21
After 2008	205
Total minimum rental payments	15,184
Less minimum sublease rentals	(3,526)
Net minimum rental payments	$11,658

Total rental expense incurred under operating leases for continuing operations follows (in thousands):

	For the Years Ended December 31,		
	2003	2002	2001
Total rental payments	$ 6,371	$ 6,037	$6,716
Less: sublease rentals	(1,602)	(1,196)	(929)
Net rental expense	$ 4,769	$ 4,841	$5,787

16. Financial Instruments

The following methods and assumptions are used in estimating the fair value of each class of the Company's financial instruments:

- For cash and cash equivalents, accounts receivable, statutory deposits and accounts payable, the carrying amount is a reasonable estimate of fair value because of the liquidity and short-term nature of these instruments.
- For other investments and other assets, fair value is based upon quoted market prices for these or similar securities, if available. Included in other investments, below, is the Company's investment in privately held Vitas, which provides palliative and medical care and related services to terminally ill patients. In connection with Vitas' refinancing its debt obligations in April 2001, the Company and Vitas agreed to extend the maturity of the Vitas 9% Cumulative Preferred Stock ("Preferred") to April 1, 2007. In addition, Vitas issued a Common Stock Purchase Warrant ("Warrant C") to the Company for approximately 1,636,000 common shares and extended the expiration dates of the Company's other Vitas Common Stock Purchase Warrants ("Other Warrants") to December 31, 2007. Warrant C was recorded at its estimated fair value of $2,601,000, and at the same time, a discount of $2,601,000 to the Preferred was recorded. The appraised value of the Other Warrants was estimated to be $4,048,000 in 2001 (versus a carrying value of $1,500,000). The value of the Preferred for 2002 was based on the present value of the mandatory redemption payments, using an interest rate of 9.0%, a rate which management believes is reasonable in view of risk factors attendant to the investment.

  On August 18, 2003, Vitas retired the Company's investment in the 9% Redeemable Preferred Stock of Vitas. Cash proceeds to the Company totaled $27,270,000, and the Company realized a pretax gain of $1,846,000 ($1,200,000 aftertax or $.12 per share) on the redemption. On October 14, 2003, the Company exercised two of its three warrants (Warrants A and B) to purchase 4,158,000 common shares of Vitas for $18.0 million in cash. At December 31, 2003, the Company's common stock ownership in Vitas had a carrying value of $21.0 million. The estimated fair value of the Company's common stock ownership and Warrant C at December 31, 2003, assumes a $30 share price based on the Company's offer to purchase Vitas common stock.
- The fair value of the Company's long-term debt is estimated by discounting the future cash outlays associated with each debt instrument using interest rates currently available to the Company for debt issues with similar terms and remaining maturities.
- The fair value of the Mandatorily Redeemable Convertible Preferred Securities of the Chemed Capital Trust ("Preferred Securities") is based on the quoted market value at the end of the period.

The estimated fair values of the Company's financial instruments are as follows (in thousands, except footnote):

	December 31,			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments:				
Equity investment in Vitas	$21,035	$124,747	$ —	$ —
Other[(a)]	4,046	41,536	37,326	39,874
Total	$25,081	$166,283	$37,326	$39,874
Long-term debt	$26,379	$ 28,307	$26,012	$28,622
Preferred Securities	14,126	17,657	14,186	14,112

(a) Amounts for 2002 include $27,243,000 invested in the Preferred.

Disclosures regarding the Company's equity investments in Vitas and equity securities classified as available-for-sale are summarized below (in thousands):

	December 31,	
	2003	2002
Aggregate fair value:		
Equity investment in Vitas	$124,747	$ —
Other	41,536	39,874
Total	$166,283	$39,874
Gross unrealized holding gains	$ —	$ 8,239
Gross unrealized holding losses	—	(1,223)
Amortized cost:		
Equity investment in Vitas	$ 21,035	$ —
Other	4,046	32,858
Total	$ 25,081	$32,858

The chart below summarizes information with respect to available-for-sale securities sold during the period (in thousands):

	For the Years Ended December 31,		
	2003	2002	2001
Proceeds from redemption and sales	$31,763	$1,917	$1,377
Gross realized gains	7,157	1,223	1,112
Gross realized losses	1,767	82	119

17. Diluted Loss Per Share

Due to the Company's losses from continuing operations in 2003, 2002 and 2001, all potentially dilutive securities were antidilutive for these years. Therefore, the diluted losses per share were the same as the losses per share in 2003, 2002 and 2001.

During 2003, 2002 and 2001, all options were excluded from the computation of diluted loss per share since their impact on the loss per share was antidilutive. Those options comprise the following:

Grant Date	Exercise Price	Number of Options Outstanding at December 31, 2003	2002	2001
May 2002	$36.90	256,800	265,600	—
May 2003	35.85	236,138	—	—
May 1999	32.19	234,577	371,625	429,250
March 1998	39.13	130,700	153,250	155,550
May 1997	35.94	123,650	152,600	159,413
May 1996	38.75	117,625	159,275	159,425
February 1995	33.63	44,750	67,250	68,000
May 1995	32.19	13,950	35,300	39,950
April 1998	40.53	12,000	12,000	12,000
March 1994	32.13	2,675	24,825	24,825
February 1992	25.38	—	—	3,050
February 1993	28.56	—	1,875	6,875
May 1998	37.78	—	—	750
Total		1,172,865	1,243,600	1,059,088

Due to the Company's loss from continuing operations in 2003, 2002 and 2001, the dilution from the potential conversion of the Preferred Securities was excluded from the computation of diluted earnings per share. During these periods, the Preferred Securities were convertible into an average of 383,035 shares, 383,686 shares and 392,704 shares of capital stock, respectively.

18. Stock Incentive Plans

The Company has eight Stock Incentive Plans under which 3,150,000 shares of Roto-Rooter Capital Stock are issued to key employees pursuant to the grant of stock awards and/or options to purchase such shares. All options granted under these plans provide for a purchase price equal to the market value of the stock at the date of grant. The latest plan, covering a total of 450,000 shares, was adopted in May 2002.

Under the plan adopted in 1983, both nonstatutory and incentive stock options have been granted. Incentive stock options granted under the 1983 plan become exercisable in full six months following the date of grant; nonstatutory options granted under the 1983 plan become exercisable in four annual installments commencing six months after the date of grant. Under the Long-Term Incentive Plan, adopted in 1999, up to 250,000 shares may be issued to employees who are not officers or directors of the Company or its subsidiaries.

The other plans are not qualified, restricted or incentive stock option plans under the Internal Revenue Code. Options generally become exercisable six months following the date of grant in four equal annual installments.

Data relating to the Company's stock issued to employees follow:

	2003		2002		2001	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Stock options:						
Outstanding at January 1	1,243,600	$35.50	1,059,088	$34.91	1,194,756	$34.62
Granted	241,100	35.85	268,600	36.90	—	—
Exercised	(245,184)	33.10	(66,738)	31.87	(103,538)	31.74
Forfeited	(300)	28.56	(17,350)	34.76	(25,725)	34.43
Expired	(66,351)	38.23	—	—	(6,405)	34.60
Outstanding at December 31	1,172,865	35.92	1,243,600	35.50	1,059,088	34.91
Exercisable at December 31	860,187	35.79	1,037,771	35.23	941,149	35.25
Stock awards issued	4,606	34.72	9,034	37.51	17,073	37.73

Options outstanding at December 31, 2003, comprise the following:

	Range of Exercise Prices	
	$32.13 to $35.94	$36.90 to $40.53
Options outstanding	419,602	753,263
Average exercise price of options outstanding	$33.45	$37.30
Average contractual life	4.2 yrs.	7.0 yrs.
Options exercisable	419,602	440,585
Average exercise price of options exercisable	$33.45	$33.50

There were 142,311 shares available for granting of stock options and awards at December 31, 2003.

Total compensation cost recognized for stock awards for continuing operations was $147,000 in 2003 (2002 — $184,000; 2001 — $6,328,000). The expense for 2001 included $4,263,000 resulting from the acceleration of vesting of restricted stock awards in connection with the restructuring of the Company's long-term incentive plans, effective December 31, 2001. The shares of capital stock were issued to key employees and directors at no cost and generally were previously restricted as to the transfer of ownership.

During 1999, the Company purchased 101,500 shares of its capital stock in open-market transactions and sold these shares to certain employees at fair market value in exchange for interest-bearing notes secured by the shares. Interest rates on these notes are set at the beginning of each year based on rates used by the Internal Revenue Service for demand loans (1.80% for 2003; 2.73% for 2002; 5.88% for 2001).

The notes receivable have no maturity date but become immediately due and payable at the option of the Company upon the occurrence of any of the following: (a) the Company, as note holder, deems itself insecure, (b) the death, insolvency, assignment for the benefit of creditors, or the commencement of any bankruptcy or insolvency proceedings of, or against, the employee, (c) any attempted transfer by the employee of the shares of capital stock purchased by the employee with the notes, or (d) termination of employment. The terms of the notes receivable place restrictions upon the sale of the underlying shares of stock, but the shares of stock are not physically restricted from sale. Should the Company demand payment of the notes and the value of the underlying shares be insufficient to satisfy the remaining note liability, the employee would be required to pay the Company the difference in cash.

Activity in the notes receivable accounts, which are presented as a reduction of stockholders' equity in the consolidated balance sheet, is summarized below (in thousands):

Balance at December 31, 2000	$ 2,886
Accrual of interest	100
Cash payments	(196)
Value of shares surrendered	(1,288)
Balance at December 31, 2001	1,502
Accrual of interest	26
Cash payments	(239)
Value of shares surrendered	(337)
Balance at December 31, 2002	**952**
Accrual of interest	**16**
Cash payments	**(11)**
Value of shares surrendered	**(23)**
Balance at December 31, 2003	**$ 934**

Shares surrendered in payment of notes receivable are valued at their fair market value on the date of surrender.

19. Executive Long-Term Incentive Plan

In May 2002, the shareholders of the Company approved the adoption of the 2002 Executive Long-Term Incentive Plan ("LTIP") covering officers and key employees of the Company. The LTIP is administered by the Compensation/Incentive Committee ("CIC") of the Board of Directors and was adopted to replace the restricted stock program, which was terminated at the end of 2001. Based on guidelines established by the CIC, the LTIP covers the granting of cash awards based on two independent elements: 1) a totally discretionary award based on operating performance of the Company covering a period greater than one year and less than four years and 2) an award based on the attainment of a target stock price of $50 per share during 10 consecutive trading days prior to the fourth anniversary of the plan.

As of December 31, 2003, no accrual for awards under the LTIP was made since it was not possible to estimate the amount of such awards, if any, which was earned.

During January 2004, the price of the Company's stock exceeded $50 per share for more than 10 consecutive trading days. In February 2004, the CIC approved a payout under the LTIP in the aggregate amount of $7.8 million ($2.8 million in cash and 84,633 shares of capital stock). The pretax expense of this award, including payroll taxes and benefit costs, totaled $9.1 million ($5.9 million aftertax) and will be recorded in the operating results for the first quarter of 2004.

20. Preferred Securities

Effective February 1, 2000, the Company completed an Exchange Offer whereby stockholders exchanged 575,503 shares of capital stock for shares of Preferred Securities of the wholly owned Chemed Capital Trust ("CCT") on a one-for-one basis. The Preferred Securities, which carry a redemption value of $27.00 per security, pay an annual cash distribution of $2.00 per security (payable at the quarterly rate of $.50 per security commencing March 2000) and are convertible into capital stock at a price of $37.00 per security. The Preferred Securities mature 30 years from date of issuance and are callable beginning March 15, 2003, at a price of $27.27 for each $27.00 principal amount. On March 15, 2004, and later, the Preferred Securities are callable without premium. At December 31, 2003, there were 523,172 shares of the Preferred Securities outstanding (December 31, 2002 — 525,401 shares). The number of Preferred Securities purchased and converted and shares of capital stock issued upon conversion are summarized below:

	For the Years Ended December 31,		
	2003	2002	2001
Number of Preferred Securities purchased	—	1,533	13,720
Number of Preferred Securities converted	**2,229**	432	1,200
Shares of capital stock issued upon conversion of Preferred Securities	**1,626**	315	826

The sole assets of the CCT are Junior Subordinated Debentures ("JSD") of the Company in the principal amount of $14,126,000. The JSD mature March 15, 2030, and the interest rate of the JSD is $2.00 per annum per $27.00 principal amount. In February 2000, the Company executed an Indenture relating to the JSD, an Amended and Restated Declaration of Trust relating to the Preferred Securities and a Guarantee Agreement for the benefit of the holders of the Preferred Securities (collectively "Back-up Undertakings"). Considered together, the Back-up Undertakings constitute a full and unconditional guarantee by the Company of the CCT's obligations under the Preferred Securities.

The Company intends to call all of the Preferred Securities as soon after March 15, 2004, as practicable. Management anticipates that most of the securities will be redeemed for capital stock rather than cash. However, were all the Preferred Securities redeemed for cash, the Company would be obligated to pay approximately $14.1 million.

21. Loans Receivable from Independent Contractors

The Plumbing and Drain Cleaning segment subcontracts with independent contractors to operate plumbing repair and drain cleaning businesses in lesser-populated areas of the country. At December 31, 2003, the Company has notes receivable from 37 of its 60 independent contractors totaling $2,599,000 (December 31, 2002 — $2,127,000). In most cases these loans are partially secured by equipment owned by the contractor. The interest rates on the loans range from 5% to 8% per annum and the remaining terms of the loans range from one month to 7.7 years at December 31, 2003. During 2003, the Company recorded revenues of $14,125,000 (2002 — $12,350,000; 2001 — $11,873,000) and pretax profits of $4,356,000 (2002 — $4,866,000; 2001 — $3,980,000) from all of its independent contractors.

The arrangements give the contractors the right to conduct a plumbing and drain cleaning business using the Roto-Rooter name in a specified territory in exchange for a royalty based on a percentage of cash labor sales, generally approximately 40%. The Company also pays for yellow pages advertising in these areas and provides operating manuals to be used as guidelines for operating a plumbing and drain cleaning business. The contracts are generally cancellable upon 90 days' written notice (without cause) or upon a few days' notice (with cause). The independent contractors are responsible for running the businesses as they believe best.

The Company has four contractors that entered into independent contractor agreements with the Company during 2003, subsequent to January 31 ("2003 Contractors"). The Company has loans totaling $238,000 receivable from the 2003 Contractors that are secured by equipment with an estimated value of $99,000. Information to determine whether the Company's contractual interests, including the loans receivable, are variable interests that are required to be consolidated under FIN No. 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51, is not available. Based on an analysis of Roto-Rooter's operating results relative to these operations, management believes that consolidation of these four businesses would not yield materially different results for the Company. During 2003, the Company recorded $528,000 of service revenues and a combined operating loss of $3,000 related to the 2003 Contractors.

22. Litigation

The Company is party to a class action lawsuit filed in the Third Judicial Circuit Court of Madison County, Illinois, in June of 2000 by Robert Harris, alleging certain Roto-Rooter plumbing was performed by unlicensed employees. The Company contests these allegations and believes them without merit. Plaintiff moved for certification of a class of customers in 32 states who allegedly paid for plumbing work performed by unlicensed employees. Plaintiff also moved for a partial summary judgment on grounds the licensed apprentice plumber who installed his faucet did not work under the direct personal supervision of a licensed master plumber. On June 19, 2002, the trial judge certified an Illinois-only plaintiffs class and granted summary judgment for the named party Plaintiff on the issue of liability, finding violation of the Illinois Plumbing License Act and the Illinois Consumer Fraud Act, through Roto-Rooter's representation of the licensed apprentice as a plumber. The court has not yet ruled on certification of a class in the remaining 31 states. Due to complex legal and other issues involved, it is not presently possible to estimate the amount of liability, if any, related to this matter.

On April 5, 2002, Michael Linn, an attorney, filed a class action complaint against the Company in the Court of Common Pleas, Cuyahoga County, Ohio. He alleges Roto-Rooter Services Company's miscellaneous parts charge, ranging from $4.95 to $12.95 per job, violates the Ohio Consumer Sales Practices Act. The Company contends that this charge, which is included within the estimate approved by its customers, is a fully disclosed component of its pricing. On February 25, 2003, the trial court certified a class of customers who paid the charge from October 1999 to July 2002. The Company is appealing this order and believes the ultimate disposition of this lawsuit will not have a material affect on its financial position.

However, management cannot provide assurance the Company will ultimately prevail in either of the above two cases. Regardless of outcome, such litigation can adversely affect the Company through defense costs, diversion of management's time, and related publicity.

23. Acquisition of Vitas

On December 18, 2003, the Company and Marlin Merger Corp., a wholly owned indirect subsidiary ("Marlin"), entered into a merger agreement with Vitas. The merger agreement provided for the merger of Marlin into Vitas, with Vitas surviving the merger as an indirect wholly owned subsidiary of the Company (the "Acquisition"). To secure its interest in the merger, the Company placed a $10 million deposit in escrow (included in other assets at December 31, 2003).

In connection with the completion of the Acquisition on February 24, 2004, the Company paid to the holders of the 63% of Vitas common stock the Company did not own consideration of approximately $313.9 million. In addition, the Company paid the former chairman and chief executive officer of Vitas $25.0 million pursuant to a noncompetition and consulting agreement and made severance payments totaling $2.3 million to two other officers of Vitas. The total purchase price, including $5.5 million of estimated expenses and the Company's $23.6 million previous investment in Vitas, was $370.3 million. Based on Vitas' balance sheet at December 31, 2003, the preliminary allocation of the purchase price to Vitas' assets and liabilities is estimated to be (in thousands):

Cash and cash equivalents	$ 25,115
Other current assets	62,557
Property and equipment	22,613
Consulting agreement	7,000
Covenant not to compete	18,000
Goodwill	361,228
Other assets	6,074
Current liabilities	(60,191)
Long-term debt	(67,625)
Other liabilities	(4,428)
Net assets acquired	370,343
Less: cash and cash equivalents acquired	(25,115)
Net outlay	$345,228

As of February 24, 2004, the Company will consolidate Vitas' assets and liabilities and begin consolidating Vitas' operating results.

To fund the Acquisition and retire Vitas' and the Company's long-term debt, the Company completed the following transactions ("Financing") on February 24, 2004:

- The Company borrowed $75.0 million under a new $135 million revolving credit/term loan agreement at an initial weighted average interest rate of 4.50%. Principal payments of $1.25 million are due quarterly under the term loan. The term loan/revolving credit agreement matures in five years.
- The Company sold 2,000,000 shares of its capital stock in a private placement at a price of $50 per share, before expenses.
- The Company issued $110 million principal amount of floating rate senior secured notes due 2010 at an initial interest rate of 4.88%.
- The Company issued $150 million principal amount of 8.75% senior notes due 2011.
- The Company incurred estimated financing transaction fees and expenses of approximately $14.5 million.

The unaudited pro forma operating data of the Company for the year ended December 31, 2003, giving effect to the Acquisition and Financing as if they had occurred on January 1, 2003, follow (in thousands):

Service revenues and sales	$749,888
Net loss	$ (4,070)
Net loss per share	$ (0.34)
Average shares outstanding	11,924

The Acquisition is being accounted for using the purchase method of accounting. The fair values of Vitas' assets and related liabilities are based on preliminary estimates. Additional analysis will be required to determine the fair values of Vitas' assets and liabilities, including the identification and valuation of intangible assets acquired. Additional intangible assets acquired may include customer contracts and related customer relationships and other contract-based intangibles such as lease agreements and service contracts. Should the Company identify and value additional intangible assets, everything else being equal, goodwill will be reduced. In addition, such additional intangible assets may have finite lives and be subject to amortization. The final allocation of the Acquisition consideration may result in significant differences from the preliminary amounts reflected in the above financial information.

The unaudited pro forma operating data are for informational purposes only and do not purport to represent what the Company's results of operations would actually have been had the Acquisition and the Financing occurred as of the date indicated, nor does the unaudited pro forma operating data purport to project the Company's results for any future date or any future period. The unaudited pro forma operating data reflect pro forma adjustments that are based on available information and certain assumptions management believes are reasonable, but are subject to change. Such adjustments include an increase in the average shares of capital stock outstanding and in interest expense from the Financing, elimination of interest expense on existing debt, elimination of dividend income from Vitas and reduction of interest income on cash used for the Acquisition. Management has made, in its opinion, all adjustments that are necessary to present fairly the pro forma information.

Unaudited Summary of Quarterly Results

Roto-Rooter, Inc. and Subsidiary Companies

(in thousands, except per share and footnote data)

For the Year Ended December 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Continuing Operations					
Total service revenues and sales	$77,645	$77,271	$75,172	$ 78,783	$308,871
Gross profit	$31,493	$31,660	$30,957	$ 31,951	$126,061
Income/(loss) from operations[a,d]	$ 2,384	$ 3,580	$ 2,367	$(16,051)	$ (7,720)
Interest expense	(539)	(599)	(487)	(515)	(2,140)
Distributions on preferred securities	(268)	(268)	(268)	(267)	(1,071)
Other income — net[b,c]	4,262	2,455	3,049	1,493	11,259
Income/(loss) before income taxes[a,b,c,d]	5,839	5,168	4,661	(15,340)	328
Income taxes	(2,282)	(1,868)	(1,748)	1,149	(4,749)
Equity in earnings of affiliate[e]	—	—	—	922	922
Income/(loss) from continuing operations[a,b,c,d]	3,557	3,300	2,913	(13,269)	(3,499)
Discontinued Operations	—	—	—	64	64
Net Income/(Loss)[a,b,c,d]	$ 3,557	$ 3,300	$ 2,913	$(13,205)	$ (3,435)
Earnings Per Share[a,b,c,d]					
Income/(loss) from continuing operations	$ .36	$ .33	$ .29	$ (1.33)	$ (.35)
Net income/(loss)	$ .36	$ .33	$ .29	$ (1.33)	$ (.35)
Diluted Earnings Per Share[a,b,c,d]					
Income/(loss) from continuing operations	$ .36	$ .33	$ .29	$ (1.33)	$ (.35)
Net income/(loss)	$ .36	$ .33	$ .29	$ (1.33)	$ (.35)
Average Number of Shares Outstanding					
Earnings/(loss) per share	9,890	9,908	9,941	9,954	9,924
Diluted earnings/(loss) per share	9,903	9,942	9,988	9,954	9,924

(a) Amounts include a pretax charge of $3,627,000 ($2,358,000 aftertax or $.24 per share) from severance charges in the first quarter and for the year.
(b) Amounts include a pretax gain of $1,846,000 ($1,200,000 aftertax or $.12 per share) from the redemption of Vitas preferred stock in the third quarter and for the year.
(c) Amounts include a pretax capital gain of $3,544,000 ($2,151,000 aftertax or $.22 per share) from the sales of investments in the first quarter and for the year.
(d) Amounts include pretax asset impairment charges of $15,828,000 ($14,363,000 aftertax or $1.44 per share) in the fourth quarter and for the year.
(e) Amount represents equity in earnings of Vitas.

Unaudited Summary of Quarterly Results

Roto-Rooter, Inc. and Subsidiary Companies

(in thousands, except per share and footnote data)

For the Year Ended December 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Continuing Operations					
Total service revenues and sales	$80,853	$79,082	$75,322	$ 78,919	$314,176
Gross profit	$32,345	$32,458	$31,008	$ 32,080	$127,891
Income/(loss) from operations[a]	$ 5,593	$ 6,306	$ 5,370	$(19,947)	$ (2,678)
Interest expense	(773)	(763)	(709)	(683)	(2,928)
Distributions on preferred securities	(270)	(271)	(268)	(270)	(1,079)
Other income — net[b]	2,589	953	268	472	4,282
Income/(loss) before income taxes[a,b]	7,139	6,225	4,661	(20,428)	(2,403)
Income taxes	(2,432)	(2,370)	(1,725)	76	(6,451)
Income/(loss) from continuing operations[a,b]	4,707	3,855	2,936	(20,352)	(8,854)
Discontinued Operations	867	1,124	3,929	389	6,309
Net Income/(Loss)[a,b]	$ 5,574	$ 4,979	$ 6,865	$(19,963)	$ (2,545)
Earnings Per Share[a,b]					
Income/(loss) from continuing operations	$ .48	$ .39	$ .30	$ (2.06)	$ (.90)
Net income/(loss)	$ .57	$ .51	$ .70	$ (2.02)	$ (.26)
Diluted Earnings Per Share[a,b]					
Income/(loss) from continuing operations	$ .48	$ .39	$ .30	$ (2.06)	$ (.90)
Net income/(loss)	$ .56	$ .50	$ .70	$ (2.02)	$ (.26)
Average Number of Shares Outstanding					
Earnings/(loss) per share	9,843	9,857	9,861	9,872	9,858
Diluted earnings/(loss) per share	10,267	9,898	9,867	9,872	9,858

(a) Amounts for the fourth quarter and for the year include a pretax and aftertax noncash goodwill impairment charge of $20,342,000 ($2.06 per share).

(b) Amounts for the first quarter and for the year include pretax gains from the sales of investments of $1,141,000 ($775,000 aftertax or $.08 per share). Amounts for the fourth quarter and year include pretax investment impairment charges of $1,200,000 ($780,000 aftertax or $.08 per share).

Selected Financial Data

Roto-Rooter, Inc. and Subsidiary Companies

(in thousands, except per share and footnote data, ratios, percentages and personnel)

	2003	2002	2001	2000	1999
Summary of Operations					
Continuing operations[(a)]					
Service revenues and sales	$308,871	$314,176	$337,908	$355,307	$316,719
Gross profit (excluding depreciation)	126,061	127,891	132,292	146,329	127,042
Depreciation	12,054	13,587	14,395	13,374	11,285
Amortization of goodwill	—	—	4,102	4,090	3,770
Income/(loss) from operations[(b)]	(7,720)	(2,678)	(11,561)	28,548	21,227
Income/(loss) from continuing operations[(c)]	(3,499)	(8,854)	(10,738)	18,030	16,195
Net income/(loss)[(c)]	(3,435)	(2,545)	(12,185)	19,971	19,481
Earnings/(loss) per share					
Income/(loss) from continuing operations	$ (.35)	$ (.90)	$ (1.11)	$ 1.83	$ 1.55
Net income/(loss)	(.35)	(.26)	(1.25)	2.03	1.86
Average number of shares outstanding	9,924	9,858	9,714	9,833	10,470
Diluted earnings/(loss) per share					
Income/(loss) from continuing operations	$ (.35)	$ (.90)	$ (1.11)	$ 1.82	$ 1.54
Net income/(loss)	(.35)	(.26)	(1.25)	2.01	1.85
Average number of shares outstanding	9,924	9,858	9,714	9,927	10,514
Cash dividends per share	$ .48	$ .45	$ .44	$ .40	$ 2.12
Net income/(loss) excluding goodwill amortization[(e)]					
Net income/(loss)	$ (3,435)	$ (2,545)	$ (7,564)	$ 24,579	$ 23,789
Earnings/(loss) per share	(.35)	(.26)	(.78)	2.50	2.27
Diluted earnings/(loss) per share	(.35)	(.26)	(.78)	2.48	2.26
Financial Position — Year-End					
Cash and cash equivalents	$ 50,587	$ 37,731	$ 8,725	$ 9,978	$ 17,043
Working capital	42,993	29,269	19,200	6,911	21,478
Current ratio	1.73	1.45	1.23	1.07	1.23
Properties and equipment, at cost less accumulated depreciation	$ 41,004	$ 48,361	$ 54,549	$ 60,343	$ 56,913
Total assets	329,069	338,144	401,457	419,932	422,674
Long-term debt	25,931	25,603	61,037	58,391	78,580
Mandatorily redeemable convertible preferred securities of the Chemed Capital Trust	$ 14,126	$ 14,186	$ 14,239	$ 14,641	$ —
Stockholders' equity	192,693	198,422	204,160	211,451	210,344
Other Statistics — Continuing Operations					
Net cash provided by continuing operations	$ 22,590	$ 26,894	$ 27,123	$ 45,981	$ 28,582
Capital expenditures	11,178	11,855	14,457	17,586	16,696
Number of employees[(d)]	3,357	3,335	3,764	3,784	3,949
Number of service and sales representatives	2,529	2,514	2,623	2,586	2,699

(a) Continuing operations exclude Patient Care, discontinued in 2002, and Cadre Computer, discontinued in 2001.

(b) Income/(loss) from operations includes asset impairment charges of $15,828,000 and severance charges of $3,627,000 in 2003, a goodwill impairment charge of $20,342,000 in 2002 and restructuring and similar expenses and other charges of $27,211,000 in 2001.

(c) Income/(loss) from continuing operations and net income/(loss) include aftertax asset impairment charges of $14,363,000 in 2003, an aftertax goodwill impairment charge of $20,342,000 in 2002 and aftertax restructuring and similar expenses and other charges of $16,943,000 and an aftertax loss on the early extinguishment of debt of $1,701,000 in 2001. Aftertax capital gains on the sales and redemption of investments for the years 2003 through 1999 amounted to $3,351,000, $775,000, $703,000, $2,261,000 and $2,960,000, respectively. In accordance with FASB Statement No. 142, amortization of goodwill ceased December 31, 2001. Aftertax amortization of goodwill for continuing operations for the years 2001 through 1999 was $3,888,000, $3,875,000 and $3,580,000, respectively.

(d) Employee numbers reflect full-time-equivalent employees.

(e) In accordance with FASB Statement No. 142, amortization of goodwill ceased December 31, 2001. Aftertax amortization of goodwill for all operations for the years 2001 through 1999 was $4,621,000, $4,608,000 and $4,308,000, respectively.

Financial Condition

Liquidity and Capital Resources

Significant factors affecting the Company's consolidated cash flows during 2003 and financial position at December 31, 2003, include the following:

- Continuing operations generated cash of $22.6 million;
- Proceeds from the redemption of Vitas' redeemable preferred stock totaled $27.3 million;
- The Company invested $18.0 million in Vitas' common stock (37% ownership interest);
- Capital expenditures totaled $11.2 million; and,
- The Company placed $10.0 million in escrow to secure its offer to purchase the shares of Vitas it did not own.

The ratio of total debt (excluding the Preferred Securities) to total capital was 12.0% at December 31, 2003, as compared with 10.9% at December 31, 2002. The Company's current ratio at December 31, 2003, was 1.7 as compared with 1.5 at December 31, 2002.

The Company had $51.4 million of unused lines of credit with various banks at December 31, 2003.

Cash Flow

The Company's cash flows for 2003, 2002 and 2001 are summarized as follows (in millions):

	For the Years Ended December 31,		
	2003	2002	2001
Net cash provided by operating activities	$22.6	$29.5	$34.4
Capital expenditures	(11.2)	(11.9)	(14.5)
Operating cash excess after capital expenditures	11.4	17.6	19.9
Proceeds from redemption of Vitas' preferred stock	27.3	—	—
Investment in Vitas' common stock	(18.0)	—	—
Deposit to secure Vitas merger offer	(10.0)	—	—
Dividends paid	(4.8)	(4.4)	(4.4)
Proceeds from sales of available-for-sale securities	4.5	1.9	1.4
Net proceeds/(uses) from sale of discontinued operations	1.1	50.7	(6.3)
Net decrease in long-term debt	(.4)	(35.4)	(11.4)
Other — net	1.8	(1.4)	(.5)
Increase/(decrease) in cash and cash equivalents	$12.9	$29.0	$(1.3)

For 2003, the operating cash excess after capital expenditures was $11.4 million as compared with $17.6 million in 2002 and $19.9 million in 2001. This excess, along with the proceeds from the redemption of Vitas' preferred stock, was used to purchase 37% of Vitas common stock, to place a deposit of $10.0 million to secure the Company's merger offer for Vitas' remaining common stock, to pay cash dividends and to increase the Company's available cash and cash equivalents. For 2002, the operating excess after capital expenditures and the proceeds from the sale of Patient Care were used to retire funded debt, to pay cash dividends and to increase the Company's available cash and cash equivalents. For 2001, the operating cash excess after capital expenditures was used to fund debt repayment, pay costs related to discontinued operations and to pay cash dividends.

Commitments and Contingencies

In connection with the sale of DuBois Chemicals, Inc. ("DuBois") in 1991, the Company provided allowances and accruals relating to several long-term costs, including income tax matters, lease commitments and environmental costs. Also, in conjunction with the sales of The Omnia Group ("Omnia") and National Sanitary Supply Company in 1997 and the sale of Cadre Computer Resources, Inc. ("Cadre Computer") in 2001, the Company provided long-term allowances and accruals relating to costs of severance arrangements, lease commitments and income tax matters. In the aggregate, the Company believes these allowances and accruals are adequate as of December 31, 2003.

Based on reviews of its environmental-related liabilities under the DuBois sale agreement, the Company has estimated its remaining liability to be $2.1 million. As of December 31, 2003, the Company is contingently liable for additional cleanup and related costs up to a maximum of $18.0 million, for which no provision has been recorded.

In connection with the sale of Patient Care in 2002, $5.0 million of the cash purchase price was placed in escrow pending collection of third-party payer receivables on Patient Care's balance sheet at the sale date. Of this amount, $2.5 million was returned to the Company in October 2003. Based on Patient Care's collection history, the Company believes that the specified receivables will be collected and that the remaining balance of the escrow funds will be paid to Roto-Rooter, Inc. The remaining $2.5 million of these escrow funds will be evaluated and distributed as of October 2004.

The Company's various loan agreements and guarantees of indebtedness as of December 31, 2003, contained certain restrictive covenants. The Company was in compliance with all of the covenants at that time. Effective with the acquisition of Vitas on February 24, 2004, the Company's revolving credit agreement with Bank One, N.A. ("Bank One") was cancelled. In addition, the Company retired its $25 million senior notes due 2005 – 2009, incurring a prepayment penalty of $3.3 million.

Liquidity and Commitments After the Vitas Acquisition

In connection with the acquisition of Vitas on February 24, 2004, the Company entered into a secured revolving credit/term loan facility ("New Credit Facility") with Bank One. The revolving credit facility provides for borrowings of up to $100 million, including up to $40 million in letters of credit. Interest payments for the revolving line of credit are based on LIBOR plus 3.25%. The term loan facility provides for a $35 million term loan and requires quarterly principal payments of $1,250,000 with interest based on LIBOR plus 3.50%. All unpaid borrowings under the New Credit Facility, along with accrued interest, are due February 24, 2009. Initially, the Company drew down $40 million under the revolving credit portion of the New Credit Facility and $35 million under the term loan portion. The Company intends to draw down approximately $26 million of letters of credit under the New Credit Facility in March 2004.

The Company also issued $110 million principal amount of floating rate senior secured notes due 2010 ("Floating Rate Notes") and $150 million of 8.75% senior notes due 2011 ("Fixed Rate Notes") in a private placement with various institutional investors on February 24, 2004. Interest on the Floating Rate Notes is computed at LIBOR plus 3.75% and is payable quarterly beginning May 15, 2004. Interest payments on the Fixed Rate Notes are due quarterly beginning May 15, 2004. No principal payments are due on either the Floating Rate Notes or the Fixed Rate Notes until their dates of maturity (February 24, 2010, and February 24, 2011, respectively).

As of February 24, 2004, the Company had $60 million of available borrowings under the New Credit Facility. After the anticipated draw down of approximately $26 million of letters of credit in March 2004, the Company will have $34 million in borrowings available under the New Credit Facility.

The table below summarizes the Company's debt and contractual obligations, giving effect to the transactions described above (in thousands):

	Long-Term Debt Payments	Preferred Securities	Minimum Lease Payments	Severance Payments	Total
2004	$ 4,198	$ —	$12,395	$1,559	$ 18,152
2005	5,190	—	11,237	1,356	17,783
2006	5,200	—	7,552	1,356	14,108
2007	5,210	—	4,740	265	10,215
2008	5,162	—	5,771	—	10,933
After 2008	311,419	14,126	205	—	325,750
Total	$336,379	$14,126	$41,900	$4,536	$396,941

Collectively, the credit agreements provide that the Company will be required to meet the following financial covenants, to be tested quarterly, beginning with the quarter ending June 30, 2004:

- a minimum net worth requirement, which requires a net worth of at least (i) $232 million plus (ii) 50% of consolidated net income (if positive) beginning with the quarter ending June 30, 2004, plus (iii) the net cash proceeds from issuance of the Company's capital stock or the capital stock of the Company's subsidiaries;
- a maximum leverage ratio, calculated quarterly, based upon the ratio of consolidated funded debt to consolidated EBITDA, which will require maintenance of a ratio of 5.5 to 1.00 through December 31, 2004, a ratio of 4.75 to 1.00 from January 1 through December 31, 2005, and 4.25 to 1.00 thereafter;
- a maximum senior leverage ratio, calculated quarterly, based upon the ratio of senior consolidated funded debt to consolidated EBITDA (which ratio excludes indebtedness in respect of the Fixed Rate Notes), which will require maintenance of a ratio of 3.375 to 1.00 through December 31, 2004, a ratio of 2.875 to 1.00 from January 1 through December 31, 2005, and 2.625 to 1.00 thereafter; and
- a minimum fixed charge coverage ratio, based upon the ratio of consolidated EBITDA minus capital expenditures to consolidated interest expense plus consolidated current maturities (including capitalized lease obligations) plus cash dividends paid on equity securities plus expenses for taxes, which will require maintenance of a ratio of 1.15 to 1.00 through December 31, 2004, 1.375 to 1.00 from January 1 through December 31, 2005, and 1.50 to 1.00 thereafter.

In addition, the New Credit Facility, the Floating Rate Notes and the Fixed Rate Notes provide for affirmative and restrictive covenants including, without limitation, requirements or restrictions (subject to exceptions), related to the following:

- use of proceeds of loans,
- restricted payments, including payments of dividends and retirement of stock (permitting $.48 per share dividends so long as the aggregate amount of dividends in any fiscal year does not exceed $7.0 million and providing for additional principal prepayments to the extent dividends exceed $5.0 million in any fiscal year), with exceptions for existing employee benefit plans and stock option plans,
- mergers and dissolutions,
- sales of assets,
- investments and acquisitions,
- liens,
- transactions with affiliates,
- hedging and other financial contracts,
- restrictions on subsidiaries,
- contingent obligations,
- operating leases,
- guarantors,
- collateral,
- sale and leaseback transactions,
- prepayments of indebtedness, and
- maximum annual capital expenditures of $20 million subject to one-year carry-forwards on amounts not used during the previous year.

It is management's opinion that the Company has no long-range commitments that would have a significant impact on its liquidity, financial condition or the results of its operations. Due to the nature of the environmental liabilities, it is not possible to forecast the timing of the cash payments for these potential liabilities. Based on the Company's available credit lines, sources of borrowing and cash and cash equivalents, management believes its sources of capital and liquidity are satisfactory for the Company's needs for the foreseeable future.

Intention to Call Convertible Securities

On March 15, 2004, and thereafter, the outstanding mandatorily redeemable convertible preferred securities ("Preferred Securities") of the Chemed Capital Trust are callable without premium at a price of $27.00 per Preferred Security. The Preferred Securities are convertible into the Company's capital stock at the ratio of .73 share of capital stock per Preferred Security. The Company intends to call all of the Preferred Securities as soon after March 15, 2004, as practicable. Management anticipates that most of the securities will be redeemed for capital stock rather than cash. However, were all the Preferred Securities redeemed for cash, the Company would be obligated to pay approximately $14.1 million in cash.

Results of Operations

Set forth below are the year-to-year changes in the components of the statement of operations relating to continuing operations:

	Percent Increase/(Decrease)	
	2003 vs. 2002	2002 vs. 2001
Service revenues and sales		
Plumbing and Drain Cleaning	3%	(6)%
Service America	(20)	(12)
Total	(2)	(7)
Cost of services provided and goods sold (excluding depreciation)	(2)	(9)
General and administrative expenses	18	(10)
Selling and marketing expenses	—	(5)
Depreciation	(11)	(6)
Impairment, restructuring and similar expenses	(22)	(18)
Loss from operations	188	(77)
Interest expense	(27)	(46)
Distributions on preferred securities	(1)	(3)
Loss on extinguishment of debt	n.a.	100
Other income — net	163	(14)
Loss before income taxes	n.a.	(85)
Income taxes	(26)	(229)
Equity in earnings of affiliate	n.a.	n.a.
Loss from continuing operations	35	(18)

2003 Versus 2002 — Consolidated Results

The Company's service revenues and sales for 2003 declined 2% versus revenues for 2002. This $5.3 million decline was attributable to the $12.4 million, or 20%, decline in Service America's revenues, partially offset by a $7.1 million, or 3%, increase in the Plumbing and Drain Cleaning segment's total revenues. Within this segment, plumbing repair and maintenance revenues increased $2.8 million, or 3%, drain cleaning revenues were even with the prior year, contractor revenues increased $1.8 million, or 14%, and industrial and municipal revenues increased $1.2 million, or 8%. Service America's revenues from repair services under contracts declined $8.8 million, or 19%, and its revenues from demand repair services declined $3.6 million, or 23%.

Of the increase in plumbing revenues, 2.4 percentage points are attributable to an increase in the number of jobs completed during the year. The remainder is attributable to an increase in the average price per job. The drain cleaning business experienced a 2.8% decline in the number of jobs completed during 2003 and a 3% increase in the average price per job. The decline in Plumbing and Drain Cleaning's HVAC repair and maintenance business was attributable to the Company's decision in 2001 to exit this line of business. Units divested in 2002 contributed $403,000 in revenues during 2002, prior to their divestment. Of the 14%

increase in contractor revenues, 5 percentage points are attributable to locations acquired in 2003. The gross margin of the Plumbing and Drain Cleaning segment declined from 44.4% in 2002 to 43.7% in 2003, primarily as a result of higher training wages in 2003. The increase in training wages was directly attributable to hiring more service technicians in 2003.

The decline in Service America's service contract revenues is attributable to insufficient sales of new service contracts to replace service contracts that were not renewed either by Service America or the customer. During 2003, the average number of service contracts outstanding declined 23% versus the average for 2002. The year-to-year decline in service contract revenues is anticipated to continue during 2004 at approximately the same rate as experienced in 2003.

Consolidated cost of services provided and goods sold (excluding depreciation) for 2003 declined 2% versus such costs in 2002, primarily due to the decline in service revenues and sales.

General and administrative ("G&A") expenses for 2003 increased $9.2 million, or 18%, versus 2002 within the following operations (in millions):

Plumbing and Drain Cleaning	$9.0
Service America	.2
Total	$9.2

The increase in Plumbing and Drain Cleaning G&A is largely due to incurring severance charges of $3.6 million in the first quarter of 2003 for a corporate officer and to unfavorable market-value adjustments to the deferred compensation liability in 2003 (a $1.6 million charge to G&A) versus a favorable adjustment in 2002 (a $1.4 million reduction in G&A). These market adjustments are offset entirely by equal, but opposite, gains and losses on trading assets used to fund the liabilities and included in other income. Higher employee recruiting costs in 2003 (an increase of $542,000), related largely to recruiting and hiring service technicians and higher legal fees (an increase of $485,000), due primarily to increased costs of defending against class actions, also contributed to the higher G&A costs in 2003.

Depreciation expense for 2003 declined $1.5 million, or 11%, versus 2002. Of this decline, $905,000 was attributable to the decline in depreciation expense in the Plumbing and Drain Cleaning segment, and the remaining $628,000 occurred at Service America. Both declines are attributable to reduced capital expenditures over the past several years, largely related to service vans.

Impairment charges for both 2003 and 2002 relate entirely to the Service America segment. As of December 31, 2003, all of Service America's intangibles have been written down to nil. In addition, Service America recorded an impairment charge of approximately $4.0 million to reduce the value of its internally developed software to its estimated fair value.

The Company's loss from operations increased from $2.7 million in 2002 to $7.7 million in 2003. Operating expenses for 2003 included severance charges of $3.6 million and asset impairment charges of $15.8 million for the write-down of Service America's goodwill, identifiable intangible assets and computer software. Operating expenses for 2002 included Service America's goodwill impairment charges of $20.3 million. Also affecting this year-to-year comparison was an unfavorable market-value adjustment to the deferred compensation liability in 2003 (a $1.6 million charge to operating expenses) versus a favorable adjustment in 2002 (a $1.4 million reduction in operating expenses).

Interest expense, substantially all of which is classified as unallocated investing and financing — net, declined from $2.9 million in 2002 to $2.1 million in 2003. This decline is attributable to lower debt levels and lower interest rates in 2003.

Other income — net increased $6,977,000 from $4,282,000 in 2002 to $11,259,000 in 2003, primarily as a result of the following (in thousands):

Higher gains on the sales and redemption of investments in 2003	$4,249
Gains on trading assets held in employee benefit trusts in 2003 versus losses recorded in 2002	3,001
All other — net	(273)
Total	$6,977

Other income — net by segment by reporting category is summarized below (in thousands):

	2003	2002
Unallocated Investing and Financing — net	$ 8,240	$4,602
Plumbing and Drain Cleaning	2,610	(655)
Service America	409	335
Total	$11,259	$4,282

The increase in other income classified as unallocated investing and financing — net is attributable to the previously mentioned increase in gains on sales and redemption of investments. The increase in the Plumbing and Drain Cleaning segment's net other income for 2003 versus 2002 is attributable to gains on trading assets held in employee benefit trusts in 2003 versus losses in 2002. The increase in Service America's net other income for 2003 versus 2002 is attributable to the gain on the sale of a building in 2003.

The Company's effective income tax rate for continuing operations was 1,447.9% in 2003 as compared with negative 268.5% in 2002. The unusually high effective rate in 2003 and the negative effective rate in 2002 were caused by the nondeductibility of Service America's intangibles impairment charges in both years.

For 2003, the Company recorded $922,000 of equity in the earnings of Vitas, representing the Company's share of Vitas' earnings since acquiring a 37% interest in the common stock of Vitas in October 2003.

The loss from continuing operations was $3,499,000 ($.35 per share) in 2003 as compared with $8,854,000 ($.90 per share) for 2002. Significant items affecting the loss from continuing operations for 2003 included Service America's aftertax asset impairment charges of $14.4 million ($1.44 per share) and aftertax capital gains on the sales and redemption of investments of $3.4 million ($.34 per share). Unusual items affecting the loss from continuing operations for 2002 included Service America's aftertax goodwill impairment charge of $20.3 million ($2.06 per share), an aftertax investment impairment charge of $780,000 ($.08 per share) and aftertax capital gains on the sales of investments of $775,000 ($.08 per share).

Discontinued operations of $64,000 for 2003 represented the adjustment of the allowance for uncollectible notes receivable for Cadre Computer. For 2002, discontinued operations included $3.4 million from the operations of and gain on the sale of Patient Care (sold in 2002), a $2.9 million federal income tax refund related to Omnia (sold in 1997), $744,000 additional expense ($1.1 million before income taxes) for the sublease related to the 1991 sale of DuBois and other adjustments aggregating $797,000. The $1.1 million adjustments to the sublease accrual were made to cover rental charges for vacant space previously occupied by the Company's former DuBois subsidiary. Prior to December 31, 2002, the sublease accrual was calculated under the assumption that all of the vacant space would be subleased at various dates and at market rental rates. Although the Company was able to sublease varying amounts of space during the past two years, it has been unable to sublease one of the floors covered under its lease. The adjustments made in 2002 decreased the amount of sublease rentals that were assumed to be received to include rentals only from current sublessees. As a result, the sublease accrual now covers the cost of all unoccupied space, plus the shortfall between current subleased rentals and contract rental rates and operating costs. No further charges for this liability are anticipated.

The net loss increased from $2.5 million ($.26 per share) in 2002 to a loss of $3.4 million ($.35 per share) in 2003. The net losses included income from discontinued operations of $64,000 in 2003 and $6.3 million ($.64 per share) in 2002. Significant items affecting the net loss for 2003 included Service America's aftertax asset impairment charges of $14.4 million ($1.44 per share) and aftertax capital gains on the sales and redemption of investments of $3.4 million ($.34 per share). Significant items affecting the net loss for 2002 include Service America's aftertax goodwill impairment charge of $20.3 million ($2.06 per share), an aftertax investment impairment charge of $780,000 ($.08 per share) and aftertax capital gains on the sales of investments of $775,000 ($.08 per share).

2003 Versus 2002 — Segment Results

The aftertax earnings of the Plumbing and Drain Cleaning segment declined $3.3 million from $9.8 million in 2002 to $6.5 million in 2003. Earnings for 2003 included an aftertax severance charge of $2.4 million.

The aftertax loss of the Service America segment declined $5.3 million from $20.0 million in 2002 to $14.7 million, primarily due to lower impairment charges in 2003 versus amounts for 2002. Aftertax asset impairment charges for 2003 comprised the following (in millions):

Goodwill	$10.0
Property and equipment	2.7
Identifiable intangible assets	1.7
Total	$14.4

The aftertax goodwill impairment charge for 2002 was $20.3 million. As a result of these write-downs, the carrying values of all intangibles for the Service America segment have been reduced to nil.

The goodwill impairment charges are based on an appraisal firm's valuation of Service America's business as of December 31, 2003 and 2002. The fair value of Service America was calculated using an average of the enterprise value determined under a capital markets valuation and discounted cash flows using updated income and cash flow projections for Service America's business. The capital markets method calculates an enterprise value based on valuations at which comparable businesses sold in the capital markets and based on certain financial ratios and statistics. The income and cash flow projections are updated each year as a part of the Company's annual business plan process and take into consideration the changing marketplace and changing operating conditions. The declines in the overall valuation of Service America in 2003 and 2002 were a direct result of lower revenue, earnings and cash flow projections due to the continuing decline in the contract base of the business (23% decline in 2003; 19% decline in 2002). These projections were adjusted to reflect that Service America missed achieving its budgeted revenues by $6.0 million, or 11%, in 2003 ($8.7 million, or 13%, for 2002) and missed achieving its budgeted gross margin by $2.8 million, or 19%, for 2003 ($4.5 million, or 26%, for 2002).

The property and equipment and identifiable intangible asset impairment charges for 2003 are based on an analysis of undiscounted cash flows that indicated that the book value of the net assets of Service America exceeded the projected cash flows of the business over the life of the noncurrent assets. Accordingly, the carrying values of the noncurrent assets that exceeded their fair values were written down to their fair values, based largely on a recent appraisal of assets by a professional valuation firm. Substantially all of the property and equipment impairment charge related to computer software costs. The large majority of the identifiable intangible asset costs related to capitalized customer contracts, acquired in 1991 and 1993, which, in the opinion of management, have no future value.

Unallocated investing and financing — net, which includes unallocated financing costs and investment income, increased $3.4 million from $1.3 million aftertax in 2002 to $4.7 million aftertax in 2003. The increase is attributable to the following (in millions):

Higher gains on the sales and redemption of investments in 2003	$2.6
Impairment charge on Medic One, Inc. investment in 2002	.8
Total	$3.4

2002 Versus 2001 — Consolidated Results

The Company's service revenues and sales for 2002 declined 7% versus revenues for 2001. This $23.7 million decline was primarily attributable to declines in the Plumbing and Drain Cleaning segment's plumbing revenues (7% or $7.0 million), HVAC repair and maintenance revenues (62% or $6.1 million); and drain cleaning revenues (3% or $3.1 million) and in Service America's revenues from repair services under contracts (12% or $6.1 million).

The decline in plumbing revenues is almost entirely attributable to a reduction in the number of jobs performed during the year, while the decline in the drain cleaning revenues was attributable to a 7% decline in the number of jobs offset partially by an average price-per-job increase of 4%. The decline in Plumbing and Drain Cleaning's HVAC repair and maintenance revenues was attributable to the Company's decision in 2001 to exit this line of business. During 2002, the Company decided to retain the largest and most profitable of the HVAC and non-branded plumbing businesses because the Company believes this business will generate more cash than could be obtained by selling it and reinvesting the cash in passive investments. Despite a 7% decline in total job count for 2002 versus 2001, Plumbing and Drain Cleaning was able to slightly increase its overall gross profit as a percent of revenues in 2002 compared with 2001.

The decline in Service America's service contract revenues is attributable to insufficient sales of new service contracts to replace service contracts that were not renewed either by Service America or the customer. The year-to-year decline in service contract revenues is anticipated to continue during 2003, as Service America in the fourth quarter of 2002 cancelled approximately 5% of its outstanding service contracts that were too costly to service, as measured by the number of service calls during the year. These cancelled service contracts generated annual revenues of approximately $1.8 million.

Consolidated cost of services provided and goods sold (excluding depreciation) for 2002 declined 9% versus such costs in 2001. The primary components of cost of services provided and goods sold (excluding depreciation) are salaries, wages and benefits of service technicians and field personnel, material costs, insurance costs and service vehicle costs. Prior to 2002, amortization of goodwill was also included in the cost of services provided and goods sold. Effective December 31, 2001, the adoption of SFAS No. 142 eliminated the amortization of goodwill. This accounting change accounted for 2 percentage points of the 9% decline in cost of services provided and goods sold in 2002 versus 2001. The remaining 7% decline in the cost of services provided and goods sold is consistent with the decline in revenues for 2002 versus 2001.

G&A expenses for 2002 declined $5.5 million, or 10%, versus 2001 within the following operations (in millions):

Plumbing and Drain Cleaning	$5.1
Service America	.4
Total	$5.5

The decline in Plumbing and Drain Cleaning G&A is largely attributable to reductions in discretionary compensation and benefits, resulting from failure to achieve profitability targets in 2002, as shown below (in millions):

Elimination of restricted stock awards	$1.8
Reduction in wages and discretionary benefits	1.0
Reduction in discretionary thrift plan contribution	1.0
Reduction in incentive compensation	.9
Reduction in deferred compensation expense component of G&A as the result of adjusting deferred liability accruals for market losses on invested assets held in benefit trusts	.6
All other	(.2)
Total	$5.1

The $400,000 reduction in G&A expenses at Service America is attributable to that segment's reduction in the number of administrative employees, necessitated by the decline in the number of service contracts sold and serviced during the year.

Selling and marketing ("Selling") expenses for 2002 declined $2.6 million, or 5%, versus 2001. This decline is attributable to Service America's $1.2 million reduction in Selling expenses in 2002 as a result of decreases in the number of selling employees (primarily outbound telemarketing) throughout 2002. Plumbing and Drain Cleaning Selling expenses for 2002 declined $1.4 million versus 2001. Approximately 30% of this reduction was due to lower spending on non-yellow pages advertising and most of the remainder to lower salaries and wages.

Depreciation expense for 2002 declined $808,000, or 6%, versus 2002. Of this decline, $500,000 was attributable to the decreased depreciation expense at Service America, largely related to fewer purchases of vans for service technicians in recent years. Depreciation expense for Plumbing and Drain Cleaning in 2002 declined slightly versus 2001.

Impairment, restructuring and similar expenses for 2002 included an impairment charge of $20,342,000 for the write-down of Service America's goodwill to its fair value at December 31, 2002. For 2001, these expenses included the following charges (in thousands):

	Plumbing and Drain Cleaning	Service America	Total
Restructuring expenses:			
Cost of exiting HVAC and non-Roto-Rooter-branded plumbing businesses	$11,205	$ —	$11,205
Cost of closing Service America's Tucson branch	—	1,171	1,171
Expenses not expected to recur (similar expenses):			
Charges for accelerating the vesting of restricted stock awards in connection with the anticipated revision of the Company's long-term incentive plans in 2002	5,294	146	5,440
Severance charges for 10 individuals incurred in connection with reducing administrative expenses, largely at the Plumbing and Drain Cleaning segment's corporate office	2,909	757	3,666
Resolution of overtime pay issues with the U.S. Department of Labor, relating primarily to Plumbing and Drain Cleaning's prior years' compensation expense	2,749	—	2,749
Property and equipment impairment charges	337	166	503
Total restructuring and similar expenses	$22,494	$2,240	$24,734

The Company's loss from operations declined from $11.6 million in 2001 to $2.7 million in 2002. Operating expenses for 2002 included an impairment charge of $20.3 million for the write-down of Service America's goodwill. Operating expenses for 2001 included pretax restructuring and similar expenses of $24.7 million and the following other unusual charges (in thousands):

	Plumbing and Drain Cleaning	Service America	Total
Amounts included in cost of services provided and goods sold:			
Additional casualty insurance expense recorded to reflect increase in valuation of insurance claims for prior years	$1,411	$ —	$1,411
Terminated lease obligations	—	69	69
All other	—	414	414
Amounts included in G&A expenses:			
Terminated lease obligations	166	—	166
All other	417	—	417
Total other unusual charges	$1,994	$483	$2,477

During 2002, the HVAC and non-Roto-Rooter-branded businesses that were disposed of generated $403,000 in service revenues and sales and operating losses of $106,000. During 2001, these businesses generated service revenues and sales of $6.3 million and operating losses of $754,000. Also in 2001, Service America's Tucson branch generated $1.7 million of service revenues and sales and recorded an operating loss of $430,000.

The elimination of the restricted stock awards reduced G&A expenses by approximately $1.9 million per year ($1.8 million in the Plumbing and Drain Cleaning segment and $100,000 at Service America) beginning in 2002. The cost of a replacement long-term incentive plan is not estimable at this time. The employee severance charges for Plumbing and Drain Cleaning provided approximately $600,000 in annual savings starting in 2002.

Interest expense, substantially all of which is classified as unallocated investing and financing — net, declined from $5.4 million in 2001 to $2.9 million in 2002. This decline is attributable to lower debt levels and lower interest rates in 2002.

The pretax loss on extinguishment of debt of $2.6 million ($1.7 million aftertax or $.18 per share) in 2001 arose from the Company's decision to retire its higher interest rate debt in December 2001.

Other income — net declined from $5.0 million in 2001 to $4.3 million in 2002, primarily as a result of an impairment charge of $1.2 million, partially offset by a $441,000 increase in interest income in 2002. The impairment charge arose from the decline in value of the Company's investment in the redeemable preferred stock of Medic One, Inc. ("Medic One"), a privately held provider of ambulance and wheelchair transportation services. During 2002, Medic One violated certain of its debt covenants. As of December 31, 2002, Medic One had not cured the violations or obtained a waiver for such violations. Despite the fact that Medic One reported positive income from operations in 2002 and 2001, it would apparently be unable to continue operations without the continued forbearance of debt covenant violations. If Medic One's lender called its debt, it is likely that Medic One would be forced into bankruptcy or forced liquidation. In such circumstances, the possibility that the Company could recover any significant portion of its investment is considered small. As a result, the Company concluded that the decline in the value of its investment in Medic One was other than temporary at December 31, 2002, and wrote down its investment to its estimated net realizable value (nil).

Other income — net by reporting category is summarized below (in millions):

	2002	2001
Unallocated Investing and Financing — net	$4.6	$6.0
Plumbing and Drain Cleaning	(.7)	(1.9)
Service America	.4	.9
Total	$4.3	$5.0

The decline in other income classified as unallocated investing and financing — net is attributable to the previously mentioned investment impairment charge. The decline in the Plumbing and Drain Cleaning segment's net other expense for 2002 versus 2001 is attributable primarily to intercompany interest income of $231,000 in 2002 versus expense of $414,000 in 2001. The decline in Service America's net other income for 2002 versus 2001 is attributable to lower interest income primarily as the result of lower interest rates in 2002.

The Company's effective income tax rate for continuing operations was negative 268.5% in 2002 as compared with positive 31.7% in 2001. The negative effective rate in 2002 is caused by the nondeductibility of Service America's goodwill impairment charge in 2002.

The loss from continuing operations was $8.9 million ($.90 per share) in 2002 as compared with $10.8 million ($1.11 per share) for 2001. Significant items affecting the loss from continuing operations for 2002 included Service America's aftertax goodwill impairment charge of $20.3 million ($2.06 per share), an aftertax investment impairment charge of $780,000 ($.08 per share) and aftertax capital gains on the sales of investments of $775,000 ($.08 per share). Significant items affecting the loss from continuing operations for 2001 included the aftertax loss from extinguishment of debt ($1.7 million or $.18 per share) and aftertax restructuring and similar expenses and other unusual charges totaling $16.9 million ($1.74 per share) as summarized below (in thousands):

	Plumbing and Drain Cleaning	Service America	Total
Restructuring expenses:			
Cost of exiting HVAC and non-Roto-Rooter-branded plumbing businesses	$ 6,765	$ —	$ 6,765
Cost of closing Service America's Tucson branch	—	707	707
Expenses not expected to recur (similar expenses):			
Charges for accelerating the vesting of restricted stock awards in connection with the anticipated revision of the Company's long-term incentive plans in 2002	3,417	87	3,504
Severance charges for 10 individuals incurred in connection with reducing administrative expenses	2,033	489	2,522
Resolution of overtime pay issues with the U.S. Department of Labor, relating primarily to prior years' compensation expense	1,656	—	1,656
Property and equipment impairment	206	100	306
Total restructuring and similar expenses	14,077	1,383	15,460
Other unusual charges:			
Additional casualty insurance expense recorded to reflect increase in valuation of insurance claims for prior years	839	—	839
Terminated lease obligations	101	41	142
Other	254	248	502
Total restructuring and similar expenses and other unusual charges	$15,271	$1,672	$16,943

Also affecting the results for 2001 are aftertax goodwill amortization of $3,888,000 ($.40 per share) (amortization of goodwill ceased effective December 31, 2001) and aftertax gains on the sales of investments of $703,000 ($.07 per share).

Discontinued operations for 2002 included $3.4 million from the operations of and gain on the sale of Patient Care (sold in 2002), a $2.9 million federal income tax refund related to Omnia (sold in 1997), $744,000 additional expense ($1.1 million pretax) for the sublease related to the 1991 sale of DuBois and other adjustments aggregating $797,000. The adjustments to the sublease accrual of $1.1 million in 2002 and $1.7 million in 2001 were made to cover rental charges for vacant space previously occupied by the Company's former subsidiary, DuBois. Prior to December 31, 2002, the sublease accrual was calculated under the assumption that all of the vacant space would be subleased at various dates and at market rental rates. Although the Company was able to sublease varying amounts of space during the past two years, it has been unable to sublease one of the floors covered under its lease. The adjustments made in 2002 decreased the amount of sublease rentals that were assumed to be received to include rentals only from current sublessees. As a result, the sublease accrual now covers the cost of all unoccupied space, plus the shortfall between current sublease rentals and contract rental rates and operating costs. No further charges for this liability are anticipated.

The net loss declined from $12.2 million ($1.25 per share) in 2001 to a loss of $2.5 million ($.26 per share) in 2002. The net losses include income from discontinued operations of $6.3 million ($.64 per share) in 2002 and a loss from discontinued operations of $1.5 million ($.15 per share) in 2001. Unusual items affecting the net loss for 2002 included Service America's aftertax goodwill impairment charge of $20.3 million ($2.06 per share), an aftertax investment impairment charge of $780,000 ($.08 per share) and aftertax capital gains on the sales of investments of $775,000 ($.08 per share). Unusual items affecting the net loss for 2001 included aftertax restructuring and similar expenses and other unusual charges totaling $16.9 million ($1.74 per share) as summarized above, aftertax goodwill amortization of $3.9 million ($.40 per share — amortization of goodwill ceased effective December 31, 2001) and aftertax gains on the sales of investments of $703,000 ($.07 per share).

2002 Versus 2001 — Segment Results

The aftertax earnings of the Plumbing and Drain Cleaning segment increased $18.5 million from a loss of $8.8 million in 2001 to income of $9.8 million in 2002. The loss for 2001 included the following aftertax restructuring and similar expenses and other unusual charges (in thousands):

Restructuring expenses:	
Cost of exiting HVAC and non-Roto-Rooter-branded plumbing businesses	$ 6,765
Expenses not expected to recur (similar expenses):	
Resolution of overtime pay issues with the U.S. Department of Labor, relating primarily to prior years' compensation expense	1,656
Charges for accelerating the vesting of restricted awards in connection with the anticipated revision of the Company's long-term incentive plans	3,417
Property and equipment impairment charges	206
Severance charges for 9 individuals, incurred in connection with reducing administrative expenses	2,033
Total restructuring and similar expenses	14,077
Other unusual charges:	
Additional casualty insurance expense recorded to reflect increase in valuation of insurance claims for prior years	839
Terminated lease obligations	101
Other	254
Total	$15,271

In addition, aftertax amortization of goodwill, which ceased effective December 31, 2001, totaled $3.1 million for 2001 versus nil for 2002.

The aftertax loss of the Service America segment increased from $686,000 in 2001 to $20.0 million in 2002, primarily due to an aftertax impairment charge of $20.3 million in 2002. The impairment charge is based on an appraisal firm's valuation of Service America's business as of December 31, 2002. The fair value of Service America was calculated using an average of the enterprise value determined under a capital markets valuation and discounted cash flows using updated income and cash flow projections for Service America's business. The capital markets method calculates an enterprise value based on valuations at which comparable businesses sold in the capital markets and based on certain financial ratios and statistics. The income and cash flow projections are updated each year as part of the Company's annual business plan process and take into consideration the changing marketplace and changing operating conditions. The decline in the overall valuation of Service America was a direct result of lower revenue, earnings and cash flow projections due to the continued decline in the contract base of the business (19% decline in 2002). These projections were adjusted to reflect that Service America missed achieving its budgeted revenues for 2002 by $8.7 million, or 13%, and missed achieving its budgeted gross margin by $4.5 million, or 26%.

Amounts for Service America for 2001 include the following restructuring and similar expenses and other unusual charges (in thousands):

Restructuring expenses:	
Cost of closing Service America's Tucson branch	$ 707
Expenses not expected to recur (similar expenses):	
Severance charges for one individual, incurred in connection with reducing administrative expenses	489
Property and equipment impairment charges	100
Charges for accelerating the vesting of restricted stock awards in connection with the anticipated revision of the Company's long-term incentive plans in 2002	87
Total restructuring and similar expenses	1,383
Other unusual charges:	
Terminated lease obligations	41
Other	248
Total	$1,672

In addition, aftertax amortization of goodwill, which ceased effective December 31, 2001, totaled $807,000 for 2001 versus nil for 2002.

Unallocated investing and financing — net, which includes unallocated financing costs and investment income, increased $897,000 from $414,000 aftertax in 2001 to $1,311,000 aftertax in 2002. The increase is attributable to the following (in thousands):

Lower interest expense in 2002 due to lower debt levels	$1,742
Interest income on tax refund in 2002	530
Impairment charge on Medic One investment in 2002	(780)
Lower intercompany interest income in 2002 (primarily Plumbing and Drain Cleaning segment)	(657)
Other	62
Total	$ 897

Critical Accounting Policies

Insurance Accruals

As the Company self-insures for casualty insurance claims (workers' compensation, auto liability and general liability), management closely monitors and frequently evaluates its historical claims experience to estimate the appropriate level of accrual for insured claims. The Company's third-party administrator ("TPA") processes claims on behalf of the Company and reviews claims on a monthly basis. Currently, the Company's exposure on any single claim is capped at $250,000. For most of the years prior to 1999, the caps for general liability and workers compensation were $500,000 per claim.

In developing its estimates, the Company accumulates historical claims data for the previous 10 years to calculate loss development factors ("LDF") by insurance coverage type. LDFs are applied to known claims to estimate the ultimate potential liability for known and unknown claims for each open policy year. Prior to 2003, the LDFs were updated every three years and reviewed by the Company's outside professional actuaries for reasonableness in view of the Company's claims experience and insurance industry trends. Beginning in 2004, LDFs will be updated annually. The current LDFs were last updated as of March 2003 and will next be updated in March 2004. Because this methodology relies heavily on historical claims data, the key risk is whether the historical claims are an accurate predictor of future claims exposure. The risk also exists that certain claims have been incurred and not reported on a timely basis. To mitigate these risks, the Company, in conjunction with its TPA, closely monitors claims to ensure timely accumulation of data and compares its claims trends with the industry experience of its TPA. As an indication of the sensitivity of the accrued liability to reported claims, the Company's analysis indicates that a 1% across-the-board increase or decrease in the amount of reported claims would increase or decrease the accrued insurance liability at December 31, 2003, by 4.4% or $697,000.

Investments

Equity investments with readily determinable fair values are recorded at their fair values. Other equity investments are recorded at cost, subject to write-down for impairment. The Company regularly reviews its investments for impairment. As a result of this review, in the fourth quarter of 2002, the Company reduced the carrying value of its investment in the redeemable preferred stock of Medic One from its original cost of $1,200,000 to nil. Medic One, a privately held provider of ambulance and wheelchair transportation services, is in violation of certain covenants under a line of credit that expired in November 2002. The lender has not waived such violations and has the right to call the debt. If the debt were called, Medic One could be forced into bankruptcy.

The Company also has a Patient Care common stock purchase warrant ("PC Warrant") for the purchase of up to 2% of privately held Patient Care. The PC Warrant has a carrying value of $1,445,000, which was its estimated fair value on the date of issuance in October 2002. Patient Care's operating results for 2003 have declined from 2002 levels, but Patient Care remains profitable and paid down significant amounts of bank debt in 2003. The Company views this investment as a long-term investment and believes any decline in the fair value of the PC Warrant is not "other than temporary" as of December 31, 2003. Nonetheless, market conditions could change in the coming year and cause the Company to reassess its valuation of this investment.

Equity Investment (Vitas)

The Company's 37% investment in Vitas common stock exceeds its share of Vitas' net book value by approximately $16.6 million. On a preliminary basis, the Company estimated that $3.7 million of this excess is attributable to the excess value of computer software with a five-year life and the remainder to goodwill with an indefinite life. Amortization of this excess reduced the Company's equity in the earnings of Vitas by $97,000 in 2003. In 2004, as a result of completing the acquisition of the 63% of Vitas it did not own in 2003, the Company will conduct a thorough review to value all assets and liabilities of Vitas at their fair values. Thus, it is possible that the Company will identify other intangible assets with different useful lives.

Goodwill

The Company annually tests the goodwill balances of its reporting units for impairment using appraisals performed by a valuation firm. The valuation of each reporting unit is dependent upon many factors, some of which are market-driven and beyond the Company's control. The valuations of goodwill for the Company's Roto-Rooter Services and Roto-Rooter Franchising and Products reporting units indicate that the fair value of goodwill for each of these units exceeds its respective book value by a significant amount. The valuations of Service America in 2003 and 2002 reduced goodwill for this reporting unit to nil.

Critical Accounting Policies Related to Vitas

Allowance For Uncollectible Accounts

Vitas' net revenue is reported at the estimated net realizable amounts due from third-party payors, primarily Medicare and Medicaid. Payors may deny payment for services in whole or in part on the basis that such services are not eligible for coverage and do not qualify for reimbursement. Vitas' management estimates denials each period and makes adequate provision for them in its financial statements. Due to the complexity of the laws and regulations affecting the Medicare and Medicaid programs, estimates can and do change by material amounts in future periods.

Vitas receives biweekly payments for patient services from the Medicare program under the Prospective Interim Payment ("PIP") System. These payments are subsequently applied against specific Medicare accounts as claims are processed by the fiscal intermediary. The unapplied portion of these biweekly PIP payments is recorded as a reduction to patient accounts receivable.

Vitas maintains a policy of providing an allowance for uncollectible accounts based on a formula tied to the aging of accounts receivable by payor class and historical write-off rates. Vitas provides allowances for specific accounts determined to be uncollectible when such determinations are made. Accounts are written off when all collection efforts are exhausted.

Purchase Accounting

On a preliminary basis, the Company has identified the following fair value adjustments to the historical bases of Vitas' assets (in thousands):

Covenant not to compete with former CEO	$18,000
Computer software	10,000
Consulting agreement with former CEO	7,000
Total	$35,000

These assets are assumed to have useful lives of 8 years, 5 years and 7 years, respectively. The Company also anticipates that a significant portion of the excess of the purchase price over the book value of Vitas' assets and liabilities will be allocated to goodwill or other indefinite-lived intangible assets. Upon completion of the Company's review to value all of the assets and liabilities of Vitas at their fair values, it is possible that the Company will identify other intangible assets with different lives, and that the amount of indefinite-lived intangible assets will be significantly less than originally estimated.

Recent Accounting Statements

SFAS No. 143

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations. It is effective for fiscal years beginning after June 15, 2002, and requires recognizing legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction or development or normal operation of a long-lived asset. Since the Company has no material asset retirement obligations, the adoption of SFAS No. 143 in 2003 did not have a material impact on the Company's financial statements.

SFAS No. 145

In April 2002, the FASB approved the issuance of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. It is generally effective for transactions occurring after May 15, 2002. The Company's adoption of SFAS No. 145 in 2003 resulted in reclassifying its 2001 loss on early extinguishment of debt from extraordinary to a separate line within continuing operations, but did not otherwise have a material impact on its financial statements.

SFAS No. 146

In July 2002, the FASB approved the issuance of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Generally, SFAS No. 146 stipulates that defined exit costs (including restructuring and employee termination costs) are to be recorded on an incurred basis rather than on a commitment basis, as was previously required. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company's adoption of SFAS No. 146 in 2003 did not have a material impact on its financial statements.

FIN No. 45

In November 2002, the FASB approved the issuance of FASB Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Company's adoption of FIN No. 45 in 2003 did not have a material impact on its financial statements.

SFAS No. 148

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. It is effective for annual periods ending, and for interim periods beginning, after December 15, 2002. Because the Company uses Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock-based compensation, this statement did not have a material impact on the Company's financial statements.

FIN No. 46 AND FIN No. 46R

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51. This Interpretation is intended to clarify the application of the majority voting interest requirement of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The controlling financial interest may be achieved through arrangements that do not involve voting interests. FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. FIN No. 46 is effective immediately to variable interests in a variable interest entity ("VIE") created or obtained after January 31, 2003. As amended by FASB Staff Position ("FSP") FIN 46-6, FIN No. 46 became effective for variable interests in a VIE created before February 1, 2003, at the end of the first interim or annual period ending after December 15, 2003.

Subsequent to issuing FIN No. 46 and FSP FIN 46-6, the FASB continued to propose modifications and issue FSPs that changed and clarified FIN No. 46. These modifications and FSPs were subsequently incorporated into FIN No. 46 (revised) ("FIN No. 46R"), which replaces FIN No. 46. Among other things, relative to FIN No. 46, FIN No. 46R a) essentially excludes operating businesses from its provisions subject to four conditions, b) states the provisions of FIN No. 46R are not required to be applied if a company is unable, subject to making an exhaustive effort, to obtain the necessary information, c) includes new definitions and examples of what variable interests are, d) clarifies and changes the definition of a variable interest entity, and e) clarifies and changes the definition and treatment of de facto agents, as that term is defined in FIN No. 46 and FIN No. 46R. FIN No. 46R was issued December 23, 2003. The Company, will apply FIN No. 46R to all variable interest entities at the end of the first quarter of 2004.

The Company has evaluated its contractual relationships with its Roto-Rooter franchisees and has concluded that its interests in the franchisees are not variable interests as defined in FIN No. 46 and FIN No. 46R. The Company maintains contractual relationships with certain independent contractors to provide plumbing and drain cleaning services in specified territories primarily using the Roto-Rooter name. The Company has no equity interest in any of the independent contractors, but in many cases, loans money to the contractor to assist in financing equipment and working capital needs. The loans are generally partially secured by the contractors' equipment and are guaranteed by the business owner. The Company's contractor agreements do not require its contractors to provide all the financial information necessary to apply the provisions of FIN No. 46R to its contractors. Furthermore, the contractors generally have not provided all the financial data they are required to provide under the contractor agreements.

The Company evaluated its contractual relationships with the four independent contractors that commenced operations in 2003 ("2003 Contractors") and determined they are potentially subject to consolidation under FIN No. 46 as a result of loans made to the contractors. The Company has been unable to obtain sufficient information necessary to determine whether the 2003 Contractors should be consolidated. The Company is in the process of evaluating the new provisions of FIN No. 46R relative to its 2003 Contractors and to its pre-February 2003 contractor arrangements. At this time, the Company does not believe that the consolidation of any of its contractors, if required under FIN No. 46 or FIN No. 46R, would materially impact its operating results. Instead, consolidation of some, if any, of these arrangements is more likely to result in a "grossing up" of amounts, such as revenues and expenses, with little or no net change to the Company's net income or cash flows. None of these entities has been consolidated in the Company's financial statements.

Under FIN No. 46, the Company is permitted to consolidate the accounts of the Chemed Capital Trust ("CCT") in its financial statements due to the existence of a call feature of the Preferred Securities whereby the Company can call the Preferred Securities for prepayment. As disclosed above, the Company currently intends to call the Preferred Securities after March 15, 2004, at which time the Preferred Securities may be prepaid without premium.

When FIN No. 46R becomes fully effective for the Company in the first quarter of 2004, the Company will be required to de-consolidate the accounts of the Chemed Capital Trust, because the call feature may no longer be considered as a condition for consolidation. As a result, the current balance sheet caption that reads "Mandatorily redeemable convertible preferred securities of the Chemed Capital Trust" will be revised to read "Convertible junior subordinated debentures" in the same dollar amount as the Preferred Securities. Within the statement of operations, the "Distributions on preferred securities" will be reclassified as interest expense.

SFAS No. 150

In May 2003, the FASB approved the issuance of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. As a result of the issuance of this pronouncement, the Company now reports the mandatorily redeemable convertible preferred securities of the Chemed Capital Trust as a noncurrent liability rather than in the "mezzanine" (i.e., between liabilities and equity) as reported prior to June 2003. This reclassification does not affect the Company's compliance with its debt covenants. The adoption of this statement did not impact the statement of operations.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information

In addition to historical information, this report contains forward-looking statements and performance trends that are based upon assumptions subject to certain known and unknown risks, uncertainties, contingencies and other factors. Such forward-looking statements and trends include, but are not limited to, those relating to the ability of Service America to increase its gross profit margin, the impact of laws and regulations on Company operations and the recoverability of deferred tax assets. Variances in any or all of the risks, uncertainties, contingencies and other factors from the Company's assumptions could cause actual results to differ materially from these forward-looking statements and trends. The Company's ability to deal with the unknown outcomes of these events, many of which are beyond the control of the Company, may affect the reliability of its projections and other financial matters.

Corporate Information

Corporate Headquarters

Roto-Rooter, Inc.
Suite 2600
255 East Fifth Street
Cincinnati, Ohio 45202-4726
513-762-6900
www.RotoRooter.com

Transfer Agents & Registrars

Individuals of record needing address changes, account balances, account consolidations, replacement of lost certificates or lost checks, dividend reinvestment plan statements or cost-basis data, 1099s, or assistance with other administrative matters relating to Roto-Rooter Stock and Chemed Capital Trust Convertible Preferred Securities (Chemed Preferred Securities) should direct their inquiries to the designated transfer agent listed below.

Roto-Rooter Stock Transfer Agent & Registrar:
Wells Fargo Bank, N.A., Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 800-468-9716 **(toll-free)**
Web site: www.wellsfargo.com/shareownerservices

All questions relating to administration of **Roto-Rooter Stock** ***must*** be handled by **Wells Fargo.**

Chemed Preferred Securities Transfer Agent & Registrar:
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Telephone: 800-756-3353 **(toll-free)**
For conversions: 800-777-3674 **(toll-free)**
Web site: www.melloninvestor.com

All questions relating to administration of **Chemed Preferred Securities** ***must*** be handled by **Mellon.**

Corporate Inquiries

Questions concerning company operations and financial results should be directed to David P. Williams, Vice President & Chief Financial Officer, at Roto-Rooter corporate headquarters by writing or by calling 800-224-3633 or 513-762-6901.

Annual and quarterly reports, press releases, corporate governance guidelines, Board committee charters, Policies on Business Ethics, the Annual Report on Form 10-K, and other printed materials may be obtained from Roto-Rooter Investor Relations without charge by writing or by calling 800-224-3633 or 513-762-6463. Printed materials may also be viewed and downloaded from Roto-Rooter's Web site at www.rotorooterinc.com.

Independent Accountants

PricewaterhouseCoopers LLP
Cincinnati, Ohio 45202

Dividend Reinvestment Plan for Holders of 25 or More Shares

The Roto-Rooter Automatic Dividend Reinvestment Plan is available to shareholders of record owning a minimum of 25 shares of Roto-Rooter Capital Stock. A plan brochure, including fee schedule, and enrollment information are available from the Dividend Reinvestment Agent, Wells Fargo Bank, N.A., at the address listed above. **Chemed Preferred Securities are not eligible to participate in this Plan.**

Annual Meeting

The Annual Meeting of Shareholders of Roto-Rooter, Inc., will be held on Monday, May 17, 2004, at 11 a.m. in the Grand Ballroom of The Phoenix Club, 812 Race Street, Cincinnati, Ohio.

Number of Shareholders

The approximate number of shareholders of record of Roto-Rooter Capital Stock was 3,423 on December 31, 2003. (This number does not include shareholders with shares held under beneficial ownership or within clearinghouse positions of brokerage firms and banks nor holders of Chemed Preferred Securities.)

Stock Exchange Listings

Roto-Rooter Capital Stock is listed on the New York Stock Exchange under the ticker symbol RRR. Chemed Capital Trust Preferred Securities are listed on the NASDAQ Over-the-Counter Bulletin Board under the symbol CHEQP.

Capital Stock & Dividend Data

The high and low closing prices for Roto-Rooter Capital Stock, as obtained from the New York Stock Exchange NYSEnet Web site, and dividends per share paid by quarter follow:

	Closing		Dividends Paid
	High	Low	Per Share
2003			
First Quarter	**$36.51**	**$31.55**	**$.12**
Second Quarter	**40.20**	**32.98**	**.12**
Third Quarter	**40.35**	**34.42**	**.12**
Fourth Quarter	**51.78**	**33.69**	**.12**
2002			
First Quarter	$38.30	$33.52	$.11
Second Quarter	39.35	33.60	.11
Third Quarter	37.04	29.85	.11
Fourth Quarter	37.84	29.65	.12

Roto-Rooter, Inc.
Suite 2600
255 East Fifth Street
Cincinnati, Ohio 45202-4726

Visit our Web sites at
www.RotoRooter.com,
www.serviceamerica.com, and
www.vitas.com.